FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes....... No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ...............).

Earnings Release - 3Q16

7 November 2016

HSBC Holdings plc - Earnings Release
HSBC Holdings plc ('HSBC') will be conducting a trading update conference call with analysts and investors today to coincide with the publication of its Earnings Release. The call will take place at 07.15am GMT. Details of how to participate in the call and the live audio webcast can be found at www.hsbc.com/investor-relations.

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

Table of contents

Highlights	4
Group Chief Executive's comments	5
Adjusted performance	6
Financial performance commentary	8
Cautionary statement regarding forward-looking statements	13
Summary consolidated income statement	14
Summary consolidated balance sheet	15
Capital	16

Risk-weighted assets	18
Leverage	20
Summary information - global businesses	21
Summary information - geographical regions	26
Appendix - selected information	31
Reconciliation of reported results to adjusted performance	31
Gross loans and advances by industry sector and by
geographical region	40

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

Terms and abbreviations

2Q16	Second quarter of 2016
3Q15/3Q16	Third quarter of 2015/2016
9M15/9M16	Nine months to 30 September 2015/2016
BoCom	Bank of Communications Co., Limited, one of China's largest banks
CET1	Common equity tier 1
CMB	Commercial Banking, a global business
CML	Consumer and Mortgage Lending (US)
Costs to achieve	Transformation costs to deliver the cost reduction and productivity outcomes outlined in the Investor Update in June 2015
CRD IV	Capital Requirements Directive IV
CRR	Capital Requirements Regulation
DVA	Debit valuation adjustment
EBA	European Banking Authority
FTEs	Full-time equivalent staff
FX	Foreign exchange
GB&M	Global Banking and Markets, a global business
GPB	Global Private Banking, a global business
Group	HSBC Holdings together with its subsidiary undertakings
IFRSs	International Financial Reporting Standards
Industrial Bank	Industrial Bank Co. Limited, a national joint-stock bank in mainland China in which Hang Seng Bank Limited has a shareholding
IRB	Internal ratings-based
Jaws
The difference between the rate of growth of revenue and the rate of growth of costs. Positive jaws is where the revenue growth rate exceeds the cost growth rate. We calculate this on an adjusted basis

JV	Joint venture
Legacy credit
A portfolio of assets comprising Solitaire Funding Limited, securities investment conduits, asset-backed securities trading portfolios, credit correlation portfolios and derivative transactions entered into directly with monoline insurers

LICs	Loan impairment charges and other credit risk provisions
MENA	Middle East and North Africa
Other
Contains the results of HSBC's holding company and financing operations, central support and functional costs with associated recoveries, unallocated investment activities, centrally held investment companies, certain property transactions, movements in fair value of own debt and the UK bank levy

Own credit spread	Fair value movements on our long-term debt designated at fair value resulting from changes in credit spread
PBT	Profit before tax
PRA	Prudential Regulation Authority (UK)
Principal RBWM	RBWM excluding the effects of the US run-off portfolio
Revenue	Net operating income before LICs
RBWM	Retail Banking and Wealth Management, a global business
RoRWA	Pre-tax return on RWAs is calculated using an average of RWAs at quarter-ends
RWAs	Risk-weighted assets
$m/$bn	United States dollar millions/billions
VaR	Value at risk

Note to editors
HSBC Holdings plc

HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from approximately 4,000 offices in 71 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of $2,557bn at 30 September 2016, HSBC is one of the world's largest banking and financial services organisations.

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

Highlights
Strategy execution

●	Further reduction in RWAs through the completion of Brazil disposal and other management actions.

●	Reduction in 3Q16 operating expenses on both a reported and adjusted basis to $8.7bn and $7.2bn respectively.

●	Positive adjusted jaws of 5.6% for 3Q16, and 1.5% for 9M16.

●	Increased market share in a number of key markets and international product areas, including trade finance in Hong Kong and Singapore.

●	Share buy-back programme is now 59% complete and expect to finish in late 2016 or early 2017.

Financial performance

●	Adjusted profit before tax ('PBT') in 3Q16 of $5.6bn, up 7%; reported PBT of $843m.

●
Adjusted revenue in 3Q16 of $12.8bn, up $0.3bn from increases in client-facing GB&M (+11%) and Principal RBWM (+9%); reported revenue in 3Q16 of $9.5bn, down $5.6bn reflecting the impact of significant items.

●	Adjusted PBT of $16.7bn in 9M16, down 6% or $1.0bn; reported PBT of $10.6bn.

Capital

●	Strong capital base with CRD IV end point CET1 ratio 13.9%, up from 12.1% at 30 June 2016, mainly due to a change in regulatory capital treatment of BoCom.

Financial highlights and key ratios

	Nine months ended 30 Sep			Quarter ended 30 Sep
	2016	2015	Change	2016	2015	Change
	$m	$m	%	$m	$m	%

Reported PBT	10,557	19,725	(46)	843	6,097	(86)
Adjusted PBT	16,681	17,662	(6)	5,591	5,240	7

	%	%		%	%
Return on average ordinary shareholders' equity (annualised)	4.4	10.7	(59)	(1.4)	10.9	(113)
Adjusted jaws	1.5			5.6

We use adjusted performance to understand the underlying trends in the business. The main differences between reported and adjusted are foreign currency translation and significant items, including the operating results for our Brazil business as well as the loss recognised on disposal.

Capital and balance sheet

	At
	30 Sep	30 Jun	31 Dec
	2016	2016	2015
	%	%	%

Common equity tier 1 ratio1	13.9	12.1	11.9
Leverage ratio	5.4	5.1	5.0

	$m	$m	$m
Loans and advances to customers	880,851	887,556	924,454
Customer accounts	1,296,444	1,290,958	1,289,586
Risk-weighted assets	904,062	1,082,184	1,102,995

1    Since 1 January 2015 the CRD IV transitional CET1 and end point CET1 capital ratios have been aligned for HSBC Holdings plc.

The grant of the approval by the Prudential Regulation Authority to the change in regulatory capital of BoCom is inside information. This announcement is made by HSBC Holdings plc pursuant to the Inside Information Provisions (as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the 'Hong Kong Listing Rules')) under Part XIVA of the Securities and Futures Ordinance (Cap. 571) and Rule 13.09(2)(a) of the Hong Kong Listing Rules.

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

Stuart Gulliver, Group Chief Executive, commented:

Business performance

Our third-quarter performance reflected the strength of our network and the deepening impact of our strategic actions. Reported profits were down, but adjusted profits were higher than last year's third quarter in all four global businesses and four out of five regions. Reported profits included the impact of the disposal of our operations in Brazil, changes in the fair value of our own debt, and the costs of implementing our cost-reduction programmes.

Our global universal banking model generated higher adjusted revenue than for the same period last year, and our cost-reduction programmes continued to reduce our operating expenses. This produced adjusted positive jaws of 5.6% for the third quarter and 1.5% for the first nine months of the year.

Global Banking and Markets had strong adjusted revenue growth in the quarter, with market share gains in Debt Capital Markets globally, and Rates and Credit in Europe. We also achieved one of our best ever rankings for global cross-border mergers and acquisitions. Principal Retail Banking and Wealth Management performed relatively well due to the impact of stock market movements on our insurance business in Asia, compared with a weak third quarter of 2015. Commercial Banking revenue remained stable, as higher balances in Global Liquidity and Cash Management helped mitigate the impact of lower revenue from trade finance.

Following a change in the regulatory treatment of our investment in BoCom, our common equity tier 1 capital ratio increased to 13.9%. This is another action forming part of our ongoing capital management of the Group that reinforces our ability to support the dividend, to invest in the business and, over the medium term, to contemplate share buy-backs, as appropriate. It also provides us with a significant capacity to manage the continuing uncertain regulatory environment.

We had completed 59% of our $2.5bn equity buy-back at 31 October. We expect to finish the programme by the end of 2016 or early in the first quarter of 2017, depending on market trading volumes in the fourth quarter.

Strategy execution

We generated a further $57bn of RWA savings in the third quarter, $40bn of which came from the sale of our Brazil business. We are now more than 80% of the way to achieving our RWA reduction target.

We have also now achieved $2.8bn of annualised cost savings and are on track to achieve our 2017 cost-saving target as well.

Transaction banking revenue for the first nine months is broadly level with the same period in 2015 following a good performance from Global Liquidity and Cash Management. Trade revenue remained under pressure, but we continued to make market share gains in some of the world's biggest trade centres, including Hong Kong and Singapore.

Our US business disposed of a further $0.9bn of legacy CML assets in the third quarter. The principal US business reduced adjusted costs by 5% compared with last year's third quarter and achieved adjusted positive jaws of 6.7% for the first nine months of 2016.

Our Mexico business remains on track to meet its profitability targets. Higher lending and deposit balances across retail and wholesale businesses, and market share gains in personal loans and mortgages helped to more than double its adjusted profit before tax compared with last year's third quarter. We also grew adjusted revenue in Mexico by more than 20% in both Global Trade and Receivables Finance, and Global Liquidity and Cash Management.

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

Adjusted performance

Adjusted performance is computed by adjusting reported results for the period-on-period effects of foreign currency translation differences and significant items, which distort period-on-period comparisons.

We use 'significant items' collectively to describe the group of individual adjustments that are excluded from reported results when arriving at adjusted performance. These items, which are detailed below, are ones that management and investors would ordinarily identify and consider separately when assessing performance in order to understand underlying trends in the business.

These items include the operating results for our Brazil operations sold to Banco Bradesco S.A. on 1 July 2016, as well as the loss recognised on disposal.

We consider adjusted performance provides useful information for investors by aligning internal and external reporting, identifying and quantifying items management believe to be significant, and providing insight into how management assesses period-on-period performance.

Foreign currency translation differences

Foreign currency translation differences reflect the movements of the US dollar against most major currencies. We exclude translation differences when deriving constant currency data because using this data allows us to assess balance sheet and income statement performance on a like-for-like basis to better understand the underlying trends in the business.

Foreign currency translation differences are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:

●	in the income statement for 9M15, at the average rates of exchange for 9M16;

●	in the income statement for quarterly periods, at the average rates of exchange for 3Q16; and

●	the closing prior period balance sheets at the prevailing rates of exchange on 30 September 2016.

Significant items

The tables in the Appendix starting on page 30 detail the effect of significant items on each of our geographical segments and global businesses during 9M16 and 3Q16, and the respective comparatives in 2015.

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

Reconciliation of reported results to adjusted performance

	Nine months ended 30 Sep		Quarter ended 30 Sep
	2016	2015	2016	2015
	$m	$m	$m	$m
Revenue
Reported	38,982	48,028	9,512	15,085
Currency translation		(2,233)		(658)
Significant items	171	(5,701)	3,275	(1,899)
- DVA on derivative contracts	(96)	(416)	55	(251)
- fair value movements on non-qualifying hedges	385	353	(12)	308
- loss on sale of several tranches of real estate secured accounts in the US	51	-	119	17
- gain on disposal of our membership interest in Visa Europe	(584)	-	-	-
- gain on the partial sale of shareholding in Industrial Bank	-	(1,372)	-	-
- own credit spread	144	(1,775)	1,370	(1,125)
- provisions/(releases) arising from the ongoing review of compliance with the UK Consumer Credit Act	(2)	(2)	-	10
- loss and trading results from disposed-of operations in Brazil1	273	(2,489)	1,743	(858)

Adjusted	39,153	40,094	12,787	12,528

LICs
Reported	(2,932)	(2,077)	(566)	(638)
Currency translation		155		(3)
Significant items	748	609	-	207
- trading results from disposed-of operations in Brazil1	748	609	-	207

Adjusted	(2,184)	(1,313)	(566)	(434)

Operating expenses
Reported	(27,349)	(28,226)	(8,721)	(9,039)
Currency translation		1,476		437
Significant items	5,204	3,716	1,473	1,088
- costs to achieve2	2,032	165	1,014	165
- costs to establish UK ring-fenced bank3	147	28	53	28
- impairment of GPB - Europe goodwill	800	-	-	-
- regulatory provisions in GPB	(46)	154	(50)	7
- restructuring and other related costs	-	117	-	-
- settlements and provisions in connection with legal matters	723	1,279	-	135
- UK customer redress programmes	489	204	456	67
- trading results from disposed-of operations in Brazil1	1,059	1,769	-	686

Adjusted	(22,145)	(23,034)	(7,248)	(7,514)

Share of profit in associates and joint ventures
Reported	1,856	2,000	618	689
Currency translation		(86)		(29)
Significant items	1	1	-	-
- trading results from disposed-of operations in Brazil1	1	1	-	-

Adjusted	1,857	1,915	618	660

Profit before tax
Reported	10,557	19,725	843	6,097
Currency translation		(688)		(253)
Significant items	6,124	(1,375)	4,748	(604)
- revenue	171	(5,701)	3,275	(1,899)
- LICs	748	609	-	207
- operating expenses	5,204	3,716	1,473	1,088
- share in profit of associates	1	1	-	-

Adjusted	16,681	17,662	5,591	5,240

1          Includes loss on disposal, trading results, and foreign currency translation of operations in Brazil, which were sold on 1 July 2016. Trading results include inter-company transactions with other HSBC group entities. Trading results do not include 'DVA on derivative contracts', 'costs to achieve' and 'restructuring and other related costs' significant items. These significant items are included in the respective line items above. Further details are included in the Appendix on pages 30 to 37.

2	Transformation costs to deliver the cost reduction and productivity outcomes outlined in our Investor Update in June 2015.

3	Since 1 July 2015, costs to establish the UK ring-fenced bank have been classified as a significant item.

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

Financial performance commentary
Profit/(loss) before tax by global business and geographical region

	Nine months ended		Quarter ended
	30 Sep 2016	30 Sep20151	30 Sep 2016	30 Jun20161	30 Sep20151
	$m	$m	$m	$m	$m
By global business
Retail Banking and Wealth Management	2,648	4,522	266	1,249	1,160
Commercial Banking	5,839	6,749	1,535	2,254	2,226
Global Banking and Markets	5,967	6,895	1,961	1,885	2,141
Global Private Banking	(406)	261	151	(667)	81
Other	(3,491)	1,298	(3,070)	(1,113)	489

	10,557	19,725	843	3,608	6,097

By geographical region
Europe	(32)	3,801	(1,617)	(113)	1,581
Asia	10,815	12,948	3,660	3,625	3,548
Middle East and North Africa	1,308	1,232	329	470	346
North America	116	1,169	66	(314)	479
Latin America	(1,650)	575	(1,595)	(60)	143

	10,557	19,725	843	3,608	6,097

1
In 3Q16, HSBC Bank plc executed a management services agreement, transferring its governance responsibilities over HSBC Bank A.S. (Turkey) to HSBC Bank Middle East Limited to leverage the strong commercial ties between Turkey and MENA. Comparative data for Europe and MENA have been re-presented accordingly.

Adjusted PBT by global business and region is presented to support the commentary on adjusted performance on the following pages.

Adjusted profit/(loss) before tax by global business and geographical region

	Nine months ended 30 Sep		Quarter ended 30 Sep
	2016	20151	2016	20151
	$m	$m	$m	$m
By global business
Retail Banking and Wealth Management	4,908	5,322	1,799	1,510
Commercial Banking	6,363	6,428	2,096	2,080
Global Banking and Markets	6,506	6,988	2,513	1,926
Global Private Banking	351	402	109	86
Other	(1,447)	(1,478)	(926)	(362)

	16,681	17,662	5,591	5,240

By geographical region
Europe	2,753	3,482	863	819
Asia	11,007	11,286	3,804	3,451
Middle East and North Africa	1,370	1,190	379	328
North America	1,067	1,461	383	556
Latin America	484	243	162	86

	16,681	17,662	5,591	5,240

1          In 3Q16, HSBC Bank plc executed a management services agreement, transferring its governance responsibilities over HSBC Bank A.S. (Turkey) to HSBC Bank Middle East Limited to leverage the strong commercial ties between Turkey and MENA.
            Comparative data for Europe and MENA have been re-presented accordingly.

The tables on pages 30 to 37 reconcile reported to adjusted results for each of our geographical regions and global businesses.

3Q16 compared with 3Q15 - reported results
Movement in reported profit before tax compared with 3Q15

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

	3Q16	3Q15	Var
	$m	$m	$m	%

Revenue	9,512	15,085	(5,573)	(37)
LICs	(566)	(638)	72	11
Operating expenses	(8,721)	(9,039)	318	4
Share of profit from associates and JVs	618	689	(71)	(10)

Profit before tax	843	6,097	(5,254)	(86)

In 3Q16, reported PBT of $0.8bn was $5.3bn lower than in 3Q15. This was mainly due to a net unfavourable movement of $5.4bn in significant items and the adverse effect of foreign currency translation movements of $0.3bn, which are described in more detail on page 7. Movements in significant items included:

●	adverse fair value movements of $1.4bn arising from changes in credit spreads on our own debt designated at fair value, compared with favourable movements of $1.1bn in 3Q15;

●	a $1.7bn loss recognised on the sale of our Brazil business to Banco Bradesco S.A., which completed on 1 July 2016 (in 3Q16, the operating results of our Brazil business were minimal);

●	costs to achieve of $1.0bn in 3Q16 compared with $0.2bn in 3Q15; and

●	UK customer redress of $0.5bn in 3Q16 compared with $0.1bn in 3Q15.

These items had the effect of reducing reported PBT in RBWM, CMB and GB&M, although PBT in GPB rose. Excluding all significant items and the adverse effects of foreign currency translation differences between the periods, PBT rose by $0.4bn. The business drivers affecting our performance are covered in detail in the section below (see '3Q16 compared with 3Q15 - adjusted results' on this page).

Reported revenue of $9.5bn was $5.6bn lower than in 3Q15, notably driven by the adverse movements in the credit spread on our debt as mentioned above, and the unfavourable effects of foreign currency translation of $0.7bn between the periods. In addition, our reported revenue includes a loss recognised on the sale of our Brazil business of $1.7bn in 3Q16 compared with operating revenue of $0.9bn in Brazil in 3Q15. As a result of these items, reported revenue fell in all of our global businesses.

Reported LICs of $0.6bn were $0.1bn lower than in 3Q15, notably driven by the sale of our business in Brazil, where we recorded $0.2bn of LICs in 3Q15.

Reported operating expenses of $8.7bn were $0.3bn lower, as the adverse impact of significant items mentioned above (including the operating expenses for Brazil of nil in 3Q16 compared with $0.7bn in 3Q15) was broadly offset by the favourable effects of foreign currency translation between the periods of $0.4bn. Operating expenses fell in RBWM, CMB, GB&M and GPB, partly offset by a rise in Other.

3Q16 compared with 3Q15 - adjusted results
Movement in adjusted profit before tax compared with 3Q15

	3Q16	3Q15	Var
	$m	$m	$m	%

Revenue	12,787	12,528	259	2
LICs	(566)	(434)	(132)	(30)
Operating expenses	(7,248)	(7,514)	266	4
Share of profit from associates and JVs	618	660	(42)	(6)

Profit before tax	5,591	5,240	351	7

On an adjusted basis, PBT of $5.6bn was $0.4bn or 7% higher than 3Q15, reflecting an increase in revenue and lower costs, partly offset by an increase in LICs.

Adjusted revenue of $12.8bn increased by $0.3bn or 2%, mainly in GB&M (up $0.5bn or 13%) and in RBWM (up $0.3bn or 6%). Revenue in CMB was broadly unchanged. Key drivers are as follows:

●
In GB&M adjusted revenue increased by $0.5bn, driven by client-facing GB&M (up $0.4bn or 11%). This was primarily in our fixed income businesses - Rates (up $0.2bn) and Credit (up $0.2bn) - as we gained market share, notably in Europe, and improved client flows, which more than offset net adverse movements in Rates of $0.2bn on our own credit spreads in structured liabilities. Revenue also rose in Principal Investments ($0.1bn) reflecting higher gains on disposal. By contrast, revenue fell in Equities (down $0.1bn), resulting from unfavourable movements on our own credit spreads in structured liabilities in 3Q16 of $0.1bn, compared with favourable movements of $0.1bn in 3Q15. Excluding these movements, revenue in Equities was broadly unchanged. In legacy credit, revenue increased by $0.1bn following higher revaluation gains in 3Q16.

●
In RBWM, adjusted revenue rose by $0.3bn. In Principal RBWM (up $0.4bn), this was driven by an increase in revenue in wealth management of $0.3bn arising from unfavourable market conditions in insurance manufacturing in Asia in 3Q15. Current account and savings revenue also increased, by $0.1bn, as we grew deposit balances in most regions and benefited from wider spreads, primarily in Hong Kong, Mexico and Argentina. By contrast, revenue from personal lending fell by $0.1bn, driven by lower credit card revenue, notwithstanding growth in lending volumes in Hong Kong, the UK and Mexico. In our US run-off business, revenue fell by $0.1bn as we continued to reduce the size of our US CML run-off portfolio.

These increases were partly offset:

●
In Other, adjusted revenue decreased $0.7bn, partly reflecting higher interest expense relating to long-term debt issued by HSBC Holdings plc. The remainder of the decrease related to a number of intra-group adjustments, which were largely offset within the global businesses.

Adjusted LICs of $0.6bn were $0.1bn or 30% higher. In RBWM, LICs increased by $0.1bn, principally in Mexico reflecting our strategic focus on growing unsecured lending balances.

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

Additionally, in CMB LICs increased from a small number of charges against specific exposures, notably in Hong Kong, mainland China and Spain, as well as an increase in charges in the UK.

Adjusted operating expenses of $7.2bn were $0.3bn or 4% lower, despite inflationary pressures. This primarily reflected the effect of our transformational cost saving through organisational design, reduced FTEs and branch optimisation, as well as lower performance costs across the business.

9M16 compared with 9M15 - reported results
Movement in reported profit before tax compared with 9M15

	9M16	9M15	Var
	$m	$m	$m	%

Revenue	38,982	48,028	(9,046)	(19)
LICs	(2,932)	(2,077)	(855)	(41)
Operating expenses	(27,349)	(28,226)	877	3
Share of profit from associates and JVs	1,856	2,000	(144)	(7)

Profit before tax	10,557	19,725	(9,168)	(46)

Reported PBT of $10.6bn in 9M16 was $9.2bn or 46% lower than in 9M15. This was primarily due to net adverse movements relating to significant items and the unfavourable effects of foreign currency translation, which are described in more detail below and on page 7. Excluding significant items and currency translation, adjusted profit before tax fell by $1.0bn. The business drivers affecting performance are covered in detail in the section below (see '9M16 compared with 9M15 - adjusted results').

Movement in reported revenue compared with 9M15

	9M16	9M15	Var
	$m	$m	$m	%

RBWM	15,306	17,912	(2,606)	(15)
CMB	10,320	11,236	(916)	(8)
GB&M	12,927	14,786	(1,859)	(13)
GPB	1,435	1,685	(250)	(15)
Other1	(1,006)	2,409	(3,415)	(142)

Total	38,982	48,028	(9,046)	(19)

1	Other includes Inter-segment.

Reported revenue of $39.0bn in 9M16 was $9.0bn or 19% lower than in 9M15, in part due to a net unfavourable movement in significant items of $5.9bn, which included:

●	adverse fair value movements of $0.1bn arising from changes in credit spreads on our own debt designated at fair value, compared with favourable movements of $1.8bn in 9M15;

●
the $1.7bn loss recognised on the sale of our Brazil business to Banco Bradesco S.A., which we completed on 1 July 2016. In addition, the reported results include the revenue earned in our Brazil business of $1.5bn in 9M16 compared with $2.5bn in 9M15; and

●	the non-recurrence of a $1.4bn gain on the sale of part of our shareholding in Industrial Bank in 9M15; partly offset by

●	a $0.6bn gain on the disposal of our membership interest in Visa Europe in 2Q16.

In addition, foreign currency translation between the periods had an adverse effect of $2.2bn. These factors contributed to a fall in reported revenue in all of our global businesses. Excluding significant items and the adverse effects of foreign currency translation differences between the periods, revenue fell by $0.9bn, which is described in detail below.

Reported LICs of $2.9bn were $0.9bn higher than in 9M15. The reported results include LICs incurred in our Brazil business of $0.7bn in 9M16 compared with $0.6bn in 9M15. In addition, LICs rose in our GB&M, CMB and RBWM businesses. This was partly offset by the favourable effect of foreign currency translation differences between the periods of $0.2bn.

Reported operating expenses of $27.3bn were $0.9bn or 3% lower than in 9M15. This includes favourable effects of currency translation of $1.5bn between the periods, although these were broadly offset by an increase in significant items of $1.5bn, including:

●	costs to achieve of $2.0bn in 9M16 compared with $0.2bn in 9M15; and

●	an impairment of $0.8bn relating to goodwill in our GPB business in Europe; partly offset by

●	a reduction of $0.6bn in settlements and provisions in connection with legal matters.

In addition, the reported results include the operating expenses incurred in our Brazil business of $1.1bn in 9M16, compared with $1.8bn in 9M15.

Excluding significant items and the adverse effects of foreign currency translation differences between the periods, operating expenses fell by $0.9bn. Reductions in RBWM, CMB and GB&M, were partly offset by a rise in GPB and Other. The reductions partly reflected the effects of our cost-saving initiatives, which are described in more detail below.

Reported income from associates of $1.9bn decreased by $0.1bn.

On 3 October 2016, the Board announced a third interim dividend of $0.10 per ordinary share.

9M16 compared with 9M15 - adjusted results

Movement in adjusted profit before tax compared with 9M15

	9M16	9M15	Var
	$m	$m	$m	%

Revenue	39,153	40,094	(941)	(2)
LICs	(2,184)	(1,313)	(871)	(66)
Operating expenses	(22,145)	(23,034)	889	4
Share of profit from associates and JVs	1,857	1,915	(58)	(3)

Profit before tax	16,681	17,662	(981)	(6)

On an adjusted basis, PBT of $16.7bn was $1.0bn or 6% lower than in 9M15. This was primarily driven by lower revenue and higher LICs, partly offset by a decrease in operating expenses.

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

Movement in adjusted revenue compared with 9M15

	9M16	9M15	Var
	$m	$m	$m	%

RBWM	14,961	15,525	(564)	(4)
Principal RBWM	14,393	14,668	(275)	(2)
US CML run-off portfolio	568	857	(289)	(34)
CMB	10,343	10,164	179	2
GB&M	13,062	13,394	(332)	(2)
Client facing GB&M and BSM	13,036	13,303	(267)	(2)
Legacy credit	26	91	(65)	(71)
GPB	1,426	1,599	(173)	(11)
Other1	(639)	(588)	(51)	(9)

Total	39,153	40,094	(941)	(2)

1	Other includes Inter-segment.

Adjusted revenue of $39.2bn was $0.9bn or 2% lower. Notably:

●
In GB&M, adjusted revenue was $0.3bn or 2% lower than in 9M15. This was partly due to a decrease in our client-facing business (down $0.3bn or 3%), mainly in Equities, reflecting lower global trading volumes. FX revenue also fell, particularly in 1Q16, caused by market uncertainty leading to a fall in client activity, although this recovered in 2Q16 and 3Q16. By contrast, revenue increased in our fixed income businesses - Rates and Credit - as we gained market share, notably in 3Q16 in Europe, and from improved client flows. Rates and Equities were also affected by net adverse movements of $0.1bn and $0.2bn respectively in our own credit spreads on structured liabilities. In Global Liquidity and Cash Management, revenue increased as we won new client mandates, grew average balances and benefited from wider spreads.

●
In RBWM, adjusted revenue decreased by $0.6bn or 4%. In our Principal RBWM business (down $0.3bn or 2%), decreases were primarily in Wealth Management, following a strong performance in the first half of 2015. In investment distribution, revenue fell (down $0.4bn), mainly in Asia due to lower retail-securities and mutual-funds turnover. In addition, there was lower revenue in life insurance manufacturing (down $0.2bn), primarily in Europe, due to adverse market updates as a result of interest rate movements. Personal lending revenue also decreased ($0.2bn down) because of lower credit card revenue in the UK, despite higher overall lending volumes in Hong Kong, the UK and Mexico. By contrast, current account and savings revenue increased (up $0.3bn), as we grew customer deposit balances in most regions, notably Hong Kong and the UK. We also benefited from wider spreads in Hong Kong, Mexico and Argentina. In our US run-off portfolio, revenue decreased by $0.3bn reflecting lower average lending balances and the impact of portfolio sales.

●
In GPB, adjusted revenue fell by $0.2bn or 11%, driven by lower brokerage and trading activity in both Europe and Asia. This reflected adverse market sentiment and unfavourable market conditions, notably in the first half of the year.

These factors were partly offset:

●
In CMB, adjusted revenue rose by $0.2bn or 2%. This increase included growth in Global Liquidity and Cash Management (up $0.1bn), notably because of increased balances and wider spreads in Hong Kong and increased balances in the UK. Revenue in Credit and Lending also increased (up $0.1bn), driven by continued loan growth in the UK. This was partly offset by lower revenue in Global Trade and Receivables Finance, mainly in Asia and MENA. This was driven by a reduction in world trade and resulting reduction in trade lending in the market. In Asia, we were also affected by Chinese corporates reverting to mainland China for financing due to lower interest rates. Notwithstanding these factors, we gained share in key markets such as Hong Kong and Singapore.

Adjusted LICs of $2.2bn were $0.9bn higher, reflecting increases in our GB&M, CMB and RBWM businesses:

●
In GB&M (up $0.4bn), we incurred individually assessed charges, notably in the oil and gas, and metals and mining sectors, primarily in the US and Australia in 9M16. These compared with net releases in 9M15.

●
In CMB (up $0.2bn), our individually assessed charges increased in a small number of countries, notably in Canada in the energy sector, and to a lesser extent in Spain in the construction sector, and in Hong Kong in several sectors. In addition, we increased our collectively assessed allowances in the UK, compared with a net release in 9M15.

●
In RBWM (up $0.2bn), LICs rose, notably due to an increase of $0.1bn in Mexico, reflecting our strategic focus on growing unsecured lending. In the UK, LICs also grew due to net charges on mortgage balances, compared with a net release in 9M15.

Adjusted operating expenses of $22.1bn were $0.9bn or 4% lower than in 9M15, despite inflationary pressures and increases in regulatory programmes and compliance costs. This primarily reflected transformational cost savings of $1.3bn achieved year on year, with run-rate savings of around $2.8bn since the commencement of our cost-saving programme.
Run-the-bank costs of $20.2bn were $0.3bn lower compared with 9M15 and change-the-bank costs of $2.1bn were $0.5bn lower compared with the same period. This reflected:

●	in RBWM, the effects of our transformational cost-saving initiatives, which included our branch optimisation programme;

●
in GB&M, cost reductions driven by reduced performance-related pay, disciplined cost management, improved process efficiencies including material FTE reductions and technology delivery rationalisation; and

●	in CMB, lower costs due to ongoing cost discipline and the impact of our transformation initiatives, which more than offset inflation.

The savings above continue to be supported by benefits of transformational savings in our technology, operations and other functions.

Included within the above, our total expenditure on regulatory programmes and compliance, comprising both run-the-bank and change-the-bank elements, was $2.2bn, up $0.2bn or 10% from 9M15. This reflected the ongoing

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

implementation of our Global Standards programme to enhance our financial crime risk controls and capabilities, and meet our external commitments.

The number of employees expressed in FTEs at 30 September 2016 was 234,681, a decrease of 1,378 from 31 December 2015. This was primarily driven by reductions across global businesses, offset by investment in compliance and costs-to-achieve FTEs.

Adjusted income from associates of $1.9bn fell by $0.1bn.

The effective tax rate for 9M16 of 29.3% was higher than the 18.0% rate in 9M15, principally due to the non-deductible loss on disposal of our Brazil operations and the UK government's 8% surcharge on UK banking profits.

Balance sheet commentary compared with 30 June 2016

Total reported assets fell by $50.9bn, notably due to the completion of the sale of our Brazil business to Banco Bradesco S.A. (a $48.3bn reduction).

Reported loans and advances to customers decreased by $6.7bn during 3Q16, and included:

●	adverse currency translation movements of $9.5bn; partly offset by

●	a $2.4bn increase in corporate overdraft balances in Europe that did not meet the criteria for netting, with a corresponding rise in customer accounts.

Excluding these factors, customer lending was broadly unchanged. Lending rose mainly in Europe, primarily in the UK due to continued growth in CMB term lending and in RBWM in mortgages as we increased the use of broker channels. This was partly offset by our continued focus on reducing legacy portfolios, primarily transfers to 'Assets held for sale' of US first lien mortgage balances (a $0.9bn reduction). Balances also fell in CMB in North America from repayments and maturities, and in MENA in both

CMB and GB&M as we ran off certain portfolios and focused on return optimisation.

Reported customer account balances increased by $5.5bn during 3Q16, and included:

●	adverse currency translation movements of $12.5bn; partly offset by

●	a $2.4bn increase in corporate current account balances, in line with the increase in corporate overdrafts.

Excluding these movements, customer accounts increased by $15.6bn, mainly in Asia from RBWM and Global Liquidity and Cash Management.

Net interest margin

Net interest margin for 9M16 fell on a reported basis, compared with 9M15, in part driven by the adverse effects of currency translation and the sale of our Brazil business to Banco Bradesco S.A. Excluding currency movements and the sale of Brazil, our net interest margin fell, as gross yields on customer lending remained under pressure, principally in the UK on mortgages and term lending, as well as from the accelerated run-off and sales in the US CML portfolio. However, yields on customer lending were unchanged in Asia. By contrast, in Mexico and Argentina, we benefited from the effects of central bank rate rises across our asset portfolio.

However, we had a lower cost of funds, notably from a reduction in our cost of customer accounts in Asia, reflecting a shift in our portfolio in HK to lower-cost current accounts and the effects of lower central bank rates in China, Australia and India.

Notes

●
Income statement comparisons, unless stated otherwise, are between the quarter ended 30 September 2015 and the quarter ended 30 September 2016, or between the nine months ended 30 September 2015 and the corresponding nine months in 2016. Balance sheet comparisons, unless otherwise stated, are between balances at 30 September 2016 and the corresponding balances at 30 June 2016.

●
The financial information on which this Earnings Release is based, and the data set out in the appendix to this statement, are unaudited and have been prepared in accordance with HSBC's significant accounting policies as described on pages 347 to 358 of the Annual Report and Accounts 2015.

●
The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy, it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars or, subject to the Board's determination that a scrip dividend is to be offered in respect of that dividend, may be satisfied in whole or in part by the issue of new shares in lieu of a cash dividend.

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

Cautionary statement regarding forward-looking statements
This Earnings Release contains certain forward-looking statements with respect to HSBC's financial condition, results of operations, capital position and business.

Statements that are not historical facts, including statements about HSBC's beliefs and expectations, are forward-looking statements. Words such as 'expects', 'anticipates', 'intends', 'plans', 'believes', 'seeks', 'estimates', 'potential' and 'reasonably possible', variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.

Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC's Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement.

These include, but are not limited to:

●
changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment beyond those factored into consensus forecasts; changes in foreign exchange rates and interest rates; volatility in equity markets; lack of liquidity in wholesale funding markets; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks' policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; and consumer perception as to the continuing availability of credit and price competition in the market segments we serve;

●
changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities; initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the conduct of business of financial institutions in serving their retail customers, corporate clients and counterparties; the standards of market conduct; the costs, effects and outcomes of product regulatory reviews, actions or litigation, including any additional compliance requirements; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; changes in bankruptcy legislation in the principal markets in which we operate and the consequences thereof; general changes in government policy that may significantly influence investor decisions; extraordinary government actions as a result of current market turmoil; other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for our products and services; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies, including securities firms; and

●
factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models we use; our success in addressing operational, legal and regulatory, and litigation challenges, notably compliance with the Deferred Prosecution Agreement with US authorities; and the other risks and uncertainties we identify in 'top and emerging risks' on pages 16 and 17 of the Interim Report 2016.

For further information contact:

Investor Relations	Media Relations
UK - Richard O'Connor	UK - Heidi Ashley
Email: investorrelations@hsbc.com	Tel: +44 (0) 20 7992 2045
Hong Kong - Hugh Pye	Hong Kong - Gareth Hewett
Tel: +852 2822 4908	Tel: +852 2822 4929

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

Summary consolidated income statement

	Nine months ended		Quarter ended
	30 Sep 2016	30 Sep 2015	30 Sep 2016	30 Jun 2016	30 Sep 2015
	$m	$m	$m	$m	$m

Net interest income	22,945	24,472	7,185	7,847	8,028
Net fee income	9,848	11,234	3,262	3,389	3,509
Net trading income	7,555	7,315	2,231	2,488	2,742

Changes in fair value of long-term debt issued and related derivatives	(1,402)	1,947	(1,672)	(420)	623
Net income/(expense) from other financial instruments designated at fair value	1,150	(165)	859	286	(1,507)

Net income/(expense) from financial instruments designated at fair value	(252)	1,782	(813)	(134)	(884)
Gains less losses from financial investments	1,271	2,048	306	773	174
Dividend income	78	96	14	36	28
Net insurance premium income	7,891	8,100	2,535	2,441	2,493
Other operating income/(expense)	(847)	1,107	(1,491)	472	271

Total operating income	48,489	56,154	13,229	17,312	16,361

Net insurance claims and benefits paid and movement in liabilities to policyholders	(9,507)	(8,126)	(3,717)	(2,818)	(1,276)

Net operating income before loan impairment charges and othercredit risk provisions	38,982	48,028	9,512	14,494	15,085
Loan impairment charges and other credit risk provisions	(2,932)	(2,077)	(566)	(1,205)	(638)

Net operating income	36,050	45,951	8,946	13,289	14,447
Total operating expenses	(27,349)	(28,226)	(8,721)	(10,364)	(9,039)

Operating profit	8,701	17,725	225	2,925	5,408
Share of profit in associates and joint ventures	1,856	2,000	618	683	689

Profit before tax	10,557	19,725	843	3,608	6,097
Tax expense	(3,094)	(3,541)	(803)	(720)	(634)

Profit after tax	7,463	16,184	40	2,888	5,463

Profit/(loss) attributable to shareholders of the parent company	6,708	14,847	(204)	2,611	5,229
Profit attributable to non-controlling interests	755	1,337	244	277	234

	$	$	$	$	$

Basic earnings per ordinary share	0.29	0.73	(0.03)	0.13	0.25
Diluted earnings per ordinary share	0.29	0.72	(0.03)	0.12	0.25
Dividend per ordinary share (in respect of the period)	0.30	0.30	0.10	0.10	0.10

	%	%	%	%	%

Return on average ordinary shareholders' equity (annualised)	4.4	10.7	(1.4)	5.7	10.9
Pre-tax return on average risk-weighted assets (annualised)	1.3	2.2	0.3	1.3	2.1
Cost efficiency ratio	70.2	58.8	91.7	71.5	59.9

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

Summary consolidated balance sheet

	At
	30 Sep 2016	30 Jun 2016	31 Dec 2015
	$m	$m	$m
Assets
Cash and balances at central banks	120,270	128,272	98,934
Trading assets	293,253	280,295	224,837
Financial assets designated at fair value	25,285	23,901	23,852
Derivatives	334,411	369,942	288,476
Loans and advances to banks	95,579	92,199	90,401
Loans and advances to customers	880,851	887,556	924,454
Reverse repurchase agreements - non-trading	192,061	187,826	146,255
Financial investments	455,681	441,399	428,955
Assets held for sale	2,036	50,305	43,900
Other assets	157,834	146,454	139,592

Total assets	2,557,261	2,608,149	2,409,656

Liabilities and Equity
Liabilities
Deposits by banks	71,525	69,900	54,371
Customer accounts	1,296,444	1,290,958	1,289,586
Repurchase agreements - non-trading	108,500	98,342	80,400
Trading liabilities	208,507	188,698	141,614
Financial liabilities designated at fair value	88,003	78,882	66,408
Derivatives	329,098	368,414	281,071
Debt securities in issue	71,650	87,673	88,949
Liabilities under insurance contracts	76,131	73,416	69,938
Liabilities of disposal groups held for sale	853	43,705	36,840
Other liabilities	111,238	109,864	102,961

Total liabilities	2,361,949	2,409,852	2,212,138

Equity
Total shareholders' equity	188,108	191,257	188,460
Non-controlling interests	7,204	7,040	9,058

Total equity	195,312	198,297	197,518

Total liabilities and equity	2,557,261	2,608,149	2,409,656

Ratio of customer advances to customer accounts	67.9%	68.8%	71.7%

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

Capital

Transitional own funds disclosure

		At
		30 Sep	30 Jun	31 Dec
Ref*		2016	2016	2015
		$m	$m	$m

6	Common equity tier 1 capital before regulatory adjustments	163,320	166,118	164,183
28	Total regulatory adjustments to common equity tier 1	(37,483)	(35,448)	(33,320)

29	Common equity tier 1 capital1	125,837	130,670	130,863

36	Additional tier 1 capital before regulatory adjustments	21,786	21,784	22,621
43	Total regulatory adjustments to additional tier 1 capital	(158)	(142)	(181)

44	Additional tier 1 capital	21,628	21,642	22,440

45	Tier 1 capital	147,465	152,312	153,303

51	Tier 2 capital before regulatory adjustments	34,588	34,849	36,852
57	Total regulatory adjustments to tier 2 capital	(433)	(368)	(322)

58	Tier 2 capital	34,155	34,481	36,530

59	Total capital	181,620	186,793	189,833

60	Total risk-weighted assets	904,062	1,082,184	1,102,995

	Capital ratios and buffers	%	%	%
61	Common equity tier 1 ratio	13.9	12.1	11.9
62	Tier 1 ratio	16.3	14.1	13.9
63	Total capital ratio	20.1	17.3	17.2

*	The references identify the lines prescribed in the EBA template.

1
Since 1 January 2015 the CRD IV transitional CET1 and end point CET1 capital ratios have been aligned for HSBC Holdings plc. Transitional provisions continue to apply for additional tier 1 and tier 2 capital.

Capital

Our CET1 capital ratio increased to 13.9%.

Following a recent clarification of policy by the PRA, at 30 September 2016 the regulatory treatment of our investment in BoCom changed from proportional consolidation of RWAs to a deduction from capital (subject to regulatory thresholds). The change in treatment resulted in net reported RWAs related to the BoCom investment decreasing by $120.9bn, with a threshold deduction from capital of $5.6bn. The net impact on our reported CET1 ratio at 30 September 2016 was an increase of 104 basis points. The revised regulatory treatment is more consistent with our financial reporting treatment of BoCom, aligning with the equity method of accounting, and better reflects our relationship with BoCom, including the nature of our obligations and financial commitments.

CET1 capital decreased in the quarter by $4.8bn, due to:

●	$5.6bn from the change in treatment of BoCom;

●	the share buy-back of $2.5bn; and

●	unfavourable foreign currency translation differences of $1.3bn.

These decreases were partly offset:

●	by $2.4bn from the sale of our activities in Brazil; and

●	$1.3bn of capital generation through profits, from ongoing activities, net of dividends and scrip.

Our 2016 Pillar 2A requirement as per the PRA's Individual Capital Guidance based on a point in time assessment is 2.9% of RWAs, of which 1.6% is met by CET1.

RWAs

RWAs decreased in the quarter by $178.1bn, of which $6.2bn was due to foreign currency translation differences. The decrease was primarily from the change of regulatory treatment of our investment in BoCom. RWA initiatives reduced RWAs by $57.2bn, partly offset by book size movements increasing RWAs by $5.2bn.

The following comments describe RWA movements in the quarter, excluding foreign currency translation differences.

RWA initiatives

The main drivers of these reductions were:

●	$39.5bn from the sale of our activities in Brazil;

●	$2.4bn through the continued reduction in GB&M Legacy Credit and US run-off portfolios; and

●	$15.3bn as a result of reduced exposures, refined calculations and process improvements.

Book size

Book size movements increased RWAs by $5.2bn, principally from:

●
increased corporate lending in GB&M and CMB in Europe, increasing RWAs by $4.3bn, partly offset by a decline in trade related products and corporate lending in North America and MENA reducing RWAs by $2.8bn;

●	increased central bank balances and deposits and government debt securities in Asia, MENA and North America by $3.4bn; and

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

●	financial market movements and client-driven activity, which increased market risk and counterparty credit risk by $1.1bn.

Methodology and policy

The reduction in RWAs relating to methodology and policy changes was mainly driven by the change of regulatory treatment of our investment in BoCom.

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

Risk-weighted assets

RWA movement by geographical region by key driver

	Credit risk, counterparty credit risk and operational risk
	Europe2	Asia	MENA2	NorthAmerica	LatinAmerica	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn

RWAs at 1 Jul 2016	290.6	437.6	67.4	167.4	77.4	41.8	1,082.2
RWA movements
RWA initiatives	(1.9)	(5.0)	(1.0)	(7.5)	(39.6)	(2.2)	(57.2)
Foreign exchange movement	(4.2)	(0.3)	(0.2)	(0.2)	(1.3)	-	(6.2)
Acquisitions and disposals	-	-	-	-	-	-	-
Book size1	4.8	1.5	(1.1)	(3.8)	0.5	3.3	5.2
Book quality	(1.0)	-	0.4	0.3	0.3	-	-
Model updates	-	-	-	-	-	-	-
- portfolios moving onto IRB approach	-	-	-	-	-	-	-
- new/updated models	-	-	-	-	-	-	-

Methodology and policy	0.5	(119.7)	(0.1)	(0.1)	(0.5)	-	(119.9)
- internal updates	1.6	0.5	(0.1)	(0.1)	(0.2)	-	1.7
- external updates - regulatory	(1.1)	(120.2)	-	-	(0.3)	-	(121.6)

Total RWA movement	(1.8)	(123.5)	(2.0)	(11.3)	(40.6)	1.1	(178.1)

RWAs at 30 Sep 2016	288.8	314.1	65.4	156.1	36.8	42.9	904.1

 1        Book size now includes market risk movements previously categorised as movements in risk levels.

2
In 3Q16, HSBC Bank plc executed a management services agreement, transferring its governance responsibilities over HSBC Bank A.S. (Turkey) to HSBC Bank Middle East Limited to leverage the strong commercial ties between Turkey and MENA. Comparative data for Europe and MENA have been re-presented accordingly.

RWA movement by global businesses by key driver

	Credit risk, counterparty credit risk and operational risk
	PrincipalRBWM	RBWM (US run-offportfolio)	TotalRBWM	CMB	GB&M	GPB	Other	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn

RWAs at 1 Jul 2016	148.9	27.2	176.1	414.8	395.6	18.5	35.4	41.8	1,082.2
RWA movements
RWA initiatives	(8.2)	(3.6)	(11.8)	(21.4)	(21.5)	-	(0.3)	(2.2)	(57.2)
Foreign exchange movement	(1.1)	-	(1.1)	(3.1)	(1.8)	(0.1)	(0.1)	-	(6.2)
Acquisitions and disposals	-	-	-	-	-	-	-	-	-
Book size1	1.1	-	1.1	2.3	(1.7)	(0.3)	0.5	3.3	5.2
Book quality	(0.5)	-	(0.5)	0.7	(0.2)	(0.1)	0.1	-	-
Model updates	-	-	-	-	-	-	-	-	-
- portfolios moving onto IRB approach	-	-	-	-	-	-	-	-	-
- new/updated models	-	-	-	-	-	-	-	-	-

Methodology and policy	(17.9)	-	(17.9)	(87.9)	(29.3)	-	15.2	-	(119.9)
- internal updates	1.5	-	1.5	2.3	(0.4)	-	(1.7)	-	1.7
- external updates - regulatory	(19.4)	-	(19.4)	(90.2)	(28.9)	-	16.9	-	(121.6)

Total RWA movement	(26.6)	(3.6)	(30.2)	(109.4)	(54.5)	(0.5)	15.4	1.1	(178.1)

RWAs at 30 Sep 2016	122.3	23.6	145.9	305.4	341.1	18.0	50.8	42.9	904.1

1        Book size now includes market risk movements previously categorised as movements in risk levels.

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

RWAs by risk type

	RWAs at	Capital required1 at
	30 Sep 2016	30 Sep 2016
	$bn	$bn

Credit risk	686.8	55.0
Standardised approach	175.0	14.0
IRB foundation approach	27.1	2.2
IRB advanced approach	484.7	38.8
Counterparty credit risk	70.0	5.5
Standardised approach	18.3	1.4
- CCR standardised approach	2.3	0.2
- Credit valuation adjustment	14.3	1.1
- Central counterparty	1.7	0.1
Advanced approach	51.7	4.1
- CCR IRB approach	46.6	3.7
- Credit valuation adjustment	5.1	0.4
Market risk	42.9	3.5
Internal model based	37.8	3.0
- VaR	7.5	0.6
- Stressed VaR	10.0	0.8
- Incremental risk charge	11.8	0.9
- Other VaR and stressed VaR	8.5	0.7
Standardised approach	5.1	0.5
- Interest rate positions risk	1.9	0.2
- Foreign exchange position risk	0.4	-
- Equity position risk	0.7	0.1
- Commodity position risk	-	-
- Securitisation	2.1	0.2
- Options	-	-
Operational risk	104.4	8.4
At 30 Sep 2016	904.1	72.4

1	'Capital required' represents the Pillar 1 capital charge at 8% of RWAs.

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

RWAs by geographical region

	Europe2	Asia	MENA2	NorthAmerica	LatinAmerica	Total
	$bn	$bn	$bn	$bn	$bn	$bn

IRB approach	176.8	197.7	21.7	110.4	5.2	511.8
- IRB advanced approach	159.4	197.7	12.0	110.4	5.2	484.7
- IRB foundation approach	17.4	-	9.7	-	-	27.1
Standardised approach	40.7	64.5	34.5	17.9	17.4	175.0
Credit risk	217.5	262.2	56.2	128.3	22.6	686.8
Counterparty credit risk	38.1	15.3	1.5	13.8	1.3	70.0
Market risk1	29.8	24.4	3.2	8.0	0.8	42.9
Operational risk	33.2	36.6	7.7	14.0	12.9	104.4

At 30 Sep 2016	318.6	338.5	68.6	164.1	37.6	904.1

1	RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.

2
In 3Q16, HSBC Bank plc executed a management services agreement, transferring its governance responsibilities over HSBC Bank A.S. (Turkey) to HSBC Bank Middle East Limited to leverage the strong commercial ties between Turkey and MENA. Comparative data for Europe and MENA have been re-presented accordingly.

RWAs by global business

	Principal RBWM	RBWM (US run-off portfolio)	Total RBWM	CMB	GB&M	GPB	Other	Total
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn

IRB approach	54.8	17.4	72.2	219.5	201.8	7.3	11.0	511.8
- IRB advanced approach	54.8	17.4	72.2	200.4	194.7	7.3	10.1	484.7
- IRB foundation approach	-	-	-	19.1	7.1	-	0.9	27.1
Standardised approach	33.5	3.8	37.3	58.1	31.4	7.0	41.2	175.0
Credit risk	88.3	21.2	109.5	277.6	233.2	14.3	52.2	686.8
Counterparty credit risk	-	-	-	-	69.5	0.2	0.3	70.0
Market risk	-	-	-	-	42.6	-	0.3	42.9
Operational risk	34.0	2.4	36.4	27.8	38.4	3.5	(1.7)	104.4

At 30 Sep 2016	122.3	23.6	145.9	305.4	383.7	18.0	51.1	904.1

Leverage
Leverage ratio

		At
		30 Sep	30 Jun	31 Dec
		2016	2016	2015
Ref*		$bn	$bn	$bn

21	Total leverage ratio exposure	2,529	2,788	2,794
20	Tier 1 capital (end point)	137	142	140

22	Leverage ratio	5.4%	5.1%	5.0%

EU-23	Choice on transitional arrangements for the definition of the capital measure	Fully phased in	Fully phased in	Fully phased in
	Total leverage ratio exposure - quarterly average	2,672	2,819	2,869
	Leverage ratio - quarterly average	5.3%	5.1%	5.0%

*	The references identify the lines prescribed in the EBA template.

Our leverage ratio calculated on the CRR basis was 5.4% at 30 September 2016, up from 5.1% at 30 June 2016. This was mainly due to a reduction in the exposure measure resulting from the change in regulatory treatment of our investment in BoCom.

The Group's UK leverage ratio on a modified basis, excluding qualifying central bank balances, was 5.6%. This modification to the leverage ratio exposure measure was made following recommendations by the Bank of England's Financial Policy Committee.

The Financial Policy Committee has stated that it intends to re-calibrate the leverage ratio in 2017 to take account of this modification. Any uplift in HSBC's UK leverage ratio should be considered in this context.
At 30 September 2016, our UK minimum leverage ratio requirement of 3% was supplemented by an additional leverage ratio buffer of 0.2% that translates to a value of $6bn, and a countercyclical leverage ratio buffer which results in no capital impact. We comfortably exceeded these leverage requirements.

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

Summary information - global businesses
Retail Banking and Wealth Management

	Nine months ended		Quarter ended
	30 Sep 2016	30 Sep 2015	30 Sep 2016	30 Jun 2016	30 Sep 2015
	$m	$m	$m	$m	$m
Net operating income before loan impairment chargesand other credit risk provisions	15,306	17,912	4,189	5,957	5,470
Loan impairment charges and other credit risk provisions	(1,483)	(1,396)	(363)	(539)	(462)

Net operating income	13,823	16,516	3,826	5,418	5,008
Total operating expenses	(11,463)	(12,308)	(3,655)	(4,276)	(3,954)

Operating profit	2,360	4,208	171	1,142	1,054
Share of profit in associates and joint ventures	288	314	95	107	106

Profit before tax	2,648	4,522	266	1,249	1,160

Profit before tax related to:
- Principal RBWM	3,338	4,698	380	1,708	1,181
- US run-off portfolio	(690)	(176)	(114)	(459)	(21)

	%	%	%	%	%

Cost efficiency ratio	74.9	68.7	87.3	71.8	72.3
Reported pre-tax RoRWA (annualised)	2.0	3.0	0.7	2.8	2.3

	$m	$m	$m	$m	$m

Adjusted profit before tax - Principal RBWM1	4,761	4,954	1,747	1,502	1,356

1	Excludes the US run-off portfolio. Adjusted profit before tax of the US run-off portfolio was $147m for 9M16 (9M15: $368m) and $52m for 3Q16 (2Q16: $71m; 3Q15: $154m).

Principal RBWM: management view of adjusted revenue

	Nine months ended		Quarter ended
	30 Sep 2016	30 Sep 2015	30 Sep 2016	30 Jun 2016	30 Sep 2015
	$m	$m	$m	$m	$m

Current accounts, savings and deposits	4,035	3,737	1,307	1,346	1,231
Wealth products	3,937	4,505	1,500	1,288	1,191
Investment distribution1	2,251	2,622	804	730	784
Life insurance manufacturing	968	1,136	442	331	168
Asset Management	718	747	254	227	239

Personal lending	5,814	5,986	1,883	1,878	1,956
Mortgages	1,980	2,033	636	641	670
Credit cards	2,379	2,536	773	761	821
Other personal lending2	1,455	1,417	474	476	465

Other3	607	440	266	164	182

Revenue	14,393	14,668	4,956	4,676	4,560

1
'Investment distribution' includes Investments, comprising mutual funds (HSBC manufactured and third-party), structured products and securities trading, and Wealth insurance distribution, comprising HSBC manufactured and third-party life, pension and investment insurance products.

2	'Other personal lending' includes personal non-residential closed-end loans and personal overdrafts.

3	'Other' mainly includes the distribution and manufacturing (where applicable) of retail and credit protection insurance.

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

Commercial Banking

	Nine months ended		Quarter ended
	30 Sep 2016	30 Sep 2015	30 Sep 2016	30 Jun 2016	30 Sep 2015
	$m	$m	$m	$m	$m
Net operating income before loan impairment chargesand other credit risk provisions	10,320	11,236	2,811	3,886	3,702
Loan impairment charges and other credit risk provisions	(1,077)	(757)	(244)	(443)	(246)

Net operating income	9,243	10,479	2,567	3,443	3,456
Total operating expenses	(4,558)	(4,997)	(1,415)	(1,619)	(1,676)

Operating profit	4,685	5,482	1,152	1,824	1,780
Share of profit in associates and joint ventures	1,154	1,267	383	430	446

Profit before tax	5,839	6,749	1,535	2,254	2,226

	%	%	%	%	%

Cost efficiency ratio	44.2	44.5	50.3	41.7	45.3
Reported pre-tax RoRWA (annualised)	2.0	2.1	1.7	2.2	2.0

Management view of adjusted revenue

	Nine months ended		Quarter ended
	30 Sep 2016	30 Sep 2015	30 Sep 2016	30 Jun 2016	30 Sep 2015
	$m	$m	$m	$m	$m

Global Trade and Receivables Finance	1,477	1,634	479	484	548
Credit and Lending	4,044	3,991	1,326	1,319	1,355
Global Liquidity and Cash Management	3,368	3,233	1,101	1,103	1,080
Markets products, Insurance and Investments and other	1,454	1,306	446	495	358

Revenue	10,343	10,164	3,352	3,401	3,341

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

Global Banking and Markets

	Nine months ended		Quarter ended
	30 Sep 2016	30 Sep 2015	30 Sep 2016	30 Jun 2016	30 Sep 2015
	$m	$m	$m	$m	$m
Net operating income before loan impairment chargesand other credit risk provisions	12,927	14,786	4,014	4,447	4,525
Loan impairment (charges)/recoveries and other credit risk provisions	(385)	90	40	(232)	79

Net operating income	12,542	14,876	4,054	4,215	4,604
Total operating expenses	(6,976)	(8,385)	(2,227)	(2,471)	(2,595)

Operating profit	5,566	6,491	1,827	1,744	2,009
Share of profit in associates and joint ventures	401	404	134	141	132

Profit before tax	5,967	6,895	1,961	1,885	2,141

	%	%	%	%	%

Cost efficiency ratio	54.0	56.7	55.5	55.6	57.3
Reported pre-tax RoRWA (annualised)	1.9	1.9	1.9	1.7	1.8

Management view of adjusted revenue

	Nine months ended		Quarter ended
	30 Sep 2016	30 Sep 2015	30 Sep 2016	30 Jun 2016	30 Sep 2015
	$m	$m	$m	$m	$m

Markets	5,190	5,457	1,736	1,760	1,391
Legacy Credit	26	91	125	(55)	(5)
Credit	728	547	225	332	71
Rates	1,595	1,280	541	535	359
Foreign Exchange	2,085	2,143	658	690	633
Equities	756	1,396	187	258	333

Capital Financing	2,658	2,688	933	854	924
Global Liquidity and Cash Management	1,357	1,246	457	440	409
Securities Services	1,191	1,233	412	393	406
Global Trade and Receivables Finance	489	487	163	161	164
Balance Sheet Management	2,217	2,176	726	756	693
Principal Investments	168	172	173	(4)	46
Other1	(208)	(65)	(95)	(79)	(53)

Revenue	13,062	13,394	4,505	4,281	3,980

1
'Other' in GB&M includes net interest earned on free capital held in the global business not assigned to products and gains resulting from business disposals. Within the management view of total operating income, notional tax credits are allocated to the businesses to reflect the economic benefit generated by certain activities which is not reflected within operating income, such as notional credits on income earned from tax-exempt investments where the economic benefit of the activity is reflected in tax expense. In order to reflect the total operating income on an IFRS basis, the offset to these tax credits is included within 'Other'.

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

Global Private Banking

	Nine months ended		Quarter ended
	30 Sep 2016	30 Sep 2015	30 Sep 2016	30 Jun 2016	30 Sep 2015
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	1,435	1,685	462	486	508
Loan impairment (charges)/recoveries and other credit risk provisions	10	(9)	(1)	11	(4)

Net operating income	1,445	1,676	461	497	504
Total operating expenses	(1,858)	(1,427)	(313)	(1,166)	(426)

Operating profit	(413)	249	148	(669)	78
Share of profit in associates and joint ventures	7	12	3	2	3

Profit/(loss) before tax	(406)	261	151	(667)	81

	%	%	%	%	%

Cost efficiency ratio	129.5	84.7	67.7	239.9	83.9
Reported pre-tax RoRWA (annualised)	(2.9)	1.7	3.3	(14.2)	1.5

Client assets1 by geography

	Quarter ended
	30 Sep 2016	30 Jun 2016	31 Mar 2016	31 Dec 2015	30 Sep 2015
	$bn	$bn	$bn	$bn	$bn

Europe	158	159	163	168	170
Asia	112	108	108	112	106
North America	42	41	62	61	62
Latin America	3	9	8	8	8

Total	315	317	341	349	346

1
'Client assets' are translated at the rates of exchange applicable for their respective period-ends, with the effects of currency translation reported separately. The main components of client assets are funds under management, which are not reported on the Group's balance sheet and customer deposits, which are reported on the Group's balance sheet.

Client assets1

	Quarter ended
	30 Sep 2016	30 Jun 2016	31 Mar 2016	31 Dec 2015	30 Sep 2015
	$bn	$bn	$bn	$bn	$bn

Opening balance	317	341	349	346	370
Net new money	(4)	(1)	(5)	(1)	3
Of which: areas targeted for growth	-	1	4	2	6
Value change	6	-	(6)	6	(14)
Exchange and other	(4)	(23)	3	(2)	(13)

Closing balance	315	317	341	349	346

1        'Client assets' are translated at the rates of exchange applicable for their respective period-ends, with the effects of currency translation reported separately. The main components of client assets are funds under management, which are not reported on the Group's balance sheet and customer deposits, which are reported on the Group's balance sheet.

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

Other1

	Nine months ended		Quarter ended
	30 Sep 2016	30 Sep 2015	30 Sep 2016	30 Jun 2016	30 Sep 2015
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	3,524	7,227	(504)	1,370	2,540
- of which: effect of changes in own credit spread on the fair value of long-term debt issued	(144)	1,775	(1,370)	75	1,125
Loan impairment recoveries/(charges) and other credit risk provisions	3	(5)	2	(2)	(5)

Net operating income	3,527	7,222	(502)	1,368	2,535
Total operating expenses	(7,024)	(5,927)	(2,571)	(2,484)	(2,048)

Operating profit/(loss)	(3,497)	1,295	(3,073)	(1,116)	487
Share of profit in associates and joint ventures	6	3	3	3	2

Profit/(loss) before tax	(3,491)	1,298	(3,070)	(1,113)	489

1
The main items reported under 'Other' are the results of HSBC's holding company and financing operations, which include net interest earned on free capital held centrally, operating costs incurred by the head office operations in providing stewardship and central management services to HSBC, along with the costs incurred by the Group Service Centres and Shared Service Organisations and associated recoveries. The results also include unallocated investment activities, centrally held investment companies and certain property transactions. In addition, 'Other' also includes part of the movement in the fair value of long-term debt designated at fair value (the remainder of the Group's movement on own debt is included in GB&M).

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

Summary information - geographical regions
Europe

	Nine months ended		Quarter ended
	30 Sep 2016	30 Sep20151	30 Sep 2016	30 Jun20161	30 Sep20151
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	13,881	17,014	3,023	5,222	5,874
Loan impairment charges and other credit risk provisions	(386)	(213)	(44)	(192)	(22)

Net operating income	13,495	16,801	2,979	5,030	5,852
Total operating expenses	(13,524)	(13,006)	(4,594)	(5,141)	(4,275)

Operating profit/(loss)	(29)	3,795	(1,615)	(111)	1,577
Share of profit in associates and joint ventures	(3)	6	(2)	(2)	4

Profit/(loss) before tax	(32)	3,801	(1,617)	(113)	1,581

	%	%	%	%	%
Cost efficiency ratio	97.4	76.4	152.0	98.4	72.8
Reported pre-tax RoRWA (annualised)1	-	1.4	(2.0)	(0.1)	1.8

Profit/(loss) before tax by global business

	Nine months ended		Quarter ended
	30 Sep 2016	30 Sep20151	30 Sep 2016	30 Jun20161	30 Sep20151
	$m	$m	$m	$m	$m

Retail Banking and Wealth Management	719	1,298	(189)	656	363
Commercial Banking	1,878	1,929	553	760	653
Global Banking and Markets	1,291	1,090	755	212	234
Global Private Banking	(725)	(15)	20	(764)	9
Other	(3,195)	(501)	(2,756)	(977)	322

Profit/(loss) before tax	(32)	3,801	(1,617)	(113)	1,581

1
In 3Q16, HSBC Bank plc executed a management services agreement, transferring its governance responsibilities over HSBC Bank A.S. (Turkey) to HSBC Bank Middle East Limited to leverage the strong commercial ties between Turkey and MENA. Comparative data for Europe and MENA have been re-presented accordingly.

Reported and adjusted UK profit/(loss) before tax

	Nine months ended		Quarter ended
	30 Sep 2016	30 Sep 2015	30 Sep 2016	30 Jun 2016	30 Sep 2015
	$m	$m	$m	$m	$m

Reported profit/(loss) before tax	223	2,781	(1,754)	390	1,356

Adjusted profit before tax	2,018	2,368	559	643	614

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

Asia

	Nine months ended		Quarter ended
	30 Sep 2016	30 Sep 2015	30 Sep 2016	30 Jun 2016	30 Sep 2015
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	17,751	19,843	5,999	5,919	5,778
Loan impairment charges and other credit risk provisions	(552)	(365)	(208)	(154)	(119)

Net operating income	17,199	19,478	5,791	5,765	5,659
Total operating expenses	(7,887)	(8,126)	(2,642)	(2,702)	(2,669)

Operating profit	9,312	11,352	3,149	3,063	2,990
Share of profit in associates and joint ventures	1,503	1,596	511	562	558

Profit before tax	10,815	12,948	3,660	3,625	3,548

	%	%	%	%	%
Cost efficiency ratio	44.4	41.0	44.0	45.6	46.2
Reported pre-tax RoRWA (annualised)	3.4	3.5	3.6	3.2	2.9

Profit/(loss) before tax by global business

	Nine months ended		Quarter ended
	30 Sep 2016	30 Sep 2015	30 Sep 2016	30 Jun 2016	30 Sep 2015
	$m	$m	$m	$m	$m

Retail Banking and Wealth Management	3,382	3,432	1,301	1,060	901
Commercial Banking	3,509	3,623	1,153	1,213	1,219
Global Banking and Markets	3,648	3,962	1,136	1,271	1,279
Global Private Banking	237	209	114	57	53
Other	39	1,722	(44)	24	96

Profit before tax	10,815	12,948	3,660	3,625	3,548

Reported and adjusted Hong Kong profit before tax

	Nine months ended		Quarter ended
	30 Sep 2016	30 Sep 2015	30 Sep 2016	30 Jun 2016	30 Sep 2015
	$m	$m	$m	$m	$m

Reported profit before tax	6,366	8,050	2,196	2,081	1,817

Adjusted profit before tax	6,440	6,651	2,230	2,138	1,802

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

Middle East and North Africa

	Nine months ended		Quarter ended
	30 Sep 2016	30 Sep20151	30 Sep 2016	30 Jun20161	30 Sep20151
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	2,337	2,405	725	775	779
Loan impairment charges and other credit risk provisions	(184)	(272)	(88)	(49)	(144)

Net operating income	2,153	2,133	637	726	635
Total operating expenses	(1,206)	(1,297)	(419)	(381)	(418)

Operating profit	947	836	218	345	217
Share of profit in associates and joint ventures	361	396	111	125	129

Profit before tax	1,308	1,232	329	470	346

	%	%	%	%	%
Cost efficiency ratio	51.6	53.9	57.8	49.2	53.7
Reported pre-tax RoRWA (annualised)1	2.5	2.2	1.9	2.7	1.9

Profit/(loss) before tax by global business

	Nine months ended		Quarter ended
	30 Sep 2016	30 Sep20151	30 Sep 2016	30 Jun20161	30 Sep20151
	$m	$m	$m	$m	$m

Retail Banking and Wealth Management	109	92	3	50	(8)
Commercial Banking	442	404	119	162	120
Global Banking and Markets	824	751	260	263	232
Global Private Banking	7	14	1	3	5
Other	(74)	(29)	(54)	(8)	(3)

Profit before tax	1,308	1,232	329	470	346

1
In 3Q16, HSBC Bank plc executed a management services agreement, transferring its governance responsibilities over HSBC Bank A.S. (Turkey) to HSBC Bank Middle East Limited to leverage the strong commercial ties between Turkey and MENA. Comparative data for Europe and MENA have been re-presented accordingly.

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

North America

	Nine months ended		Quarter ended
	30 Sep 2016	30 Sep 2015	30 Sep 2016	30 Jun 2016	30 Sep 2015
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	5,532	6,065	1,580	1,958	1,939
Loan impairment charges and other credit risk provisions	(705)	(217)	(88)	(289)	(64)

Net operating income	4,827	5,848	1,492	1,669	1,875
Total operating expenses	(4,707)	(4,682)	(1,424)	(1,981)	(1,395)

Operating profit/(loss)	120	1,166	68	(312)	480
Share of profit/(loss) in associates and joint ventures	(4)	3	(2)	(2)	(1)

Profit/(loss) before tax	116	1,169	66	(314)	479

	%	%	%	%	%
Cost efficiency ratio	85.1	77.2	90.1	101.2	71.9
Reported pre-tax RoRWA (annualised)	0.1	0.7	0.2	(0.7)	0.9

Profit/(loss) before tax by global business

	Nine months ended		Quarter ended
	30 Sep 2016	30 Sep 2015	30 Sep 2016	30 Jun 2016	30 Sep 2015
	$m	$m	$m	$m	$m

Retail Banking and Wealth Management	(644)	(168)	(129)	(428)	4
Principal RBWM	46	8	(15)	31	25
Run-off portfolio	(690)	(176)	(114)	(459)	(21)
Commercial Banking	515	595	205	151	172
Global Banking and Markets	330	564	171	34	208
Global Private Banking	73	50	20	34	13
Other	(158)	128	(201)	(105)	82

Profit/(loss) before tax	116	1,169	66	(314)	479

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

Latin America

	Nine months ended		Quarter ended
	30 Sep 2016	30 Sep 2015	30 Sep 2016	30 Jun 2016	30 Sep 2015
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	1,960	5,167	(965)	1,506	1,609
Loan impairment charges and other credit risk provisions	(1,105)	(1,010)	(138)	(521)	(289)

Net operating income	855	4,157	(1,103)	985	1,320
Total operating expenses	(2,504)	(3,581)	(492)	(1,045)	(1,176)

Operating profit/(loss)	(1,649)	576	(1,595)	(60)	144
Share of loss in associates and joint ventures	(1)	(1)	-	-	(1)

Profit/(loss) before tax	(1,650)	575	(1,595)	(60)	143

	%	%	%	%	%
Cost efficiency ratio	127.8	69.3	(51.0)	69.4	73.1
Reported pre-tax RoRWA (annualised)	(3.3)	0.9	(10.9)	(0.3)	0.7

Profit/(loss) before tax by global business

	Nine months ended		Quarter ended
	30 Sep 2016	30 Sep 2015	30 Sep 2016	30 Jun 2016	30 Sep 2015
	$m	$m	$m	$m	$m

Retail Banking and Wealth Management	(918)	(132)	(720)	(89)	(100)
Commercial Banking	(505)	198	(495)	(32)	62
Global Banking and Markets	(126)	528	(361)	105	188
Global Private Banking	2	3	(4)	3	1
Other	(103)	(22)	(15)	(47)	(8)

Profit/(loss) before tax	(1,650)	575	(1,595)	(60)	143

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

Appendix - selected information
Reconciliation of reported results to adjusted performance - geographical regions

	Nine months ended 30 Sep 2016
	Europe	Asia	MENA	NorthAmerica	LatinAmerica	Total	UK	HongKong
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Reported1	13,881	17,751	2,337	5,532	1,960	38,982	10,369	10,700
Significant items	(165)	(23)	(13)	64	308	171	(100)	(11)
- DVA on derivative contracts	(106)	(29)	-	2	37	(96)	(108)	(29)
- fair value movements on non-qualifying hedges	260	18	-	109	(2)	385	221	25
- loss on sale of several tranches of real estate secured accounts in the US	-	-	-	51	-	51	-	-
- gain on disposal of our membership interest in Visa Europe	(573)	-	(11)	-	-	(584)	(441)	-
- own credit spread	256	(12)	(2)	(98)	-	144	230	(7)
- releases arising from the ongoing review of compliance with the UK Consumer Credit Act	(2)	-	-	-	-	(2)	(2)	-
- loss and trading results from disposed-of operations in Brazil2	-	-	-	-	273	273	-	-

Adjusted1	13,716	17,728	2,324	5,596	2,268	39,153	10,269	10,689

LICs
Reported	(386)	(552)	(184)	(705)	(1,105)	(2,932)	(240)	(231)
Significant items	-	-	-	-	748	748	-	-
- trading results from disposed-of operations in Brazil2	-	-	-	-	748	748	-	-

Adjusted	(386)	(552)	(184)	(705)	(357)	(2,184)	(240)	(231)

Operating expenses
Reported1	(13,524)	(7,887)	(1,206)	(4,707)	(2,504)	(27,349)	(9,902)	(4,122)
Significant items	2,950	215	75	887	1,077	5,204	1,895	85
- costs to achieve	1,377	262	75	300	18	2,032	1,187	132
- costs to establish UK ring-fenced bank	147	-	-	-	-	147	147	-
- impairment of GPB - Europe goodwill	800	-	-	-	-	800	-	-
- regulatory provisions in GPB	1	(47)	-	-	-	(46)	-	(47)
- settlements and provisions in connection with legal matters	136	-	-	587	-	723	72	-
- UK customer redress programmes	489	-	-	-	-	489	489	-
- trading results from disposed-of operations in Brazil2	-	-	-	-	1,059	1,059	-	-

Adjusted1	(10,574)	(7,672)	(1,131)	(3,820)	(1,427)	(22,145)	(8,007)	(4,037)

Share of profit/(loss) in associates and joint ventures
Reported	(3)	1,503	361	(4)	(1)	1,856	(4)	19
Significant items	-	-	-	-	1	1	-	-
- trading results from disposed-of operations in Brazil2	-	-	-	-	1	1	-	-

Adjusted	(3)	1,503	361	(4)	-	1,857	(4)	19

Profit before tax
Reported	(32)	10,815	1,308	116	(1,650)	10,557	223	6,366
Significant items	2,785	192	62	951	2,134	6,124	1,795	74
- revenue	(165)	(23)	(13)	64	308	171	(100)	(11)
- LICs	-	-	-	-	748	748	-	-
- operating expenses	2,950	215	75	887	1,077	5,204	1,895	85
- share in profit of associates	-	-	-	-	1	1	-	-

Adjusted	2,753	11,007	1,370	1,067	484	16,681	2,018	6,440

1	Amounts are non-additive across geographical regions due to inter-company transactions within the Group.

2
Includes loss on disposal and trading results of operations in Brazil, which were sold on 1 July 2016. The amount of the loss on disposal included in revenue is $1,743m. Trading results do not include 'DVA on derivative contracts', 'costs to achieve' and 'restructuring and other related costs' significant items. These significant items are included in the respective line items above, with a total adjustment of $36m.

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

Reconciliation of reported results to adjusted performance - geographical regions (continued)

	Nine months ended 30 Sep 2015
	Europe3	Asia	MENA3	NorthAmerica	LatinAmerica	Total	UK	HongKong
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Reported1	17,014	19,843	2,405	6,065	5,167	48,028	12,962	12,408
Currency translation1	(1,007)	(267)	(96)	(59)	(842)	(2,233)	(975)	(18)
Significant items	(1,505)	(1,486)	(11)	(119)	(2,580)	(5,701)	(1,429)	(1,397)
- DVA on derivative contracts	(167)	(119)	(1)	(37)	(92)	(416)	(135)	(27)
- fair value movements on non-qualifying hedges	196	2	-	154	1	353	196	3
- gain on the partial sale of shareholding in Industrial Bank	-	(1,372)	-	-	-	(1,372)	-	(1,372)
- own credit spread	(1,532)	3	(10)	(236)	-	(1,775)	(1,488)	(1)
- releases arising from the ongoing review of compliance with the UK Consumer Credit Act	(2)	-	-	-	-	(2)	(2)	-
- trading results from disposed-of operations in Brazil2	-	-	-	-	(2,489)	(2,489)	-	-

Adjusted1	14,502	18,090	2,298	5,887	1,745	40,094	10,558	10,993

LICs
Reported	(213)	(365)	(272)	(217)	(1,010)	(2,077)	(52)	(119)
Currency translation	(1)	7	13	3	133	155	3	1
Significant items	-	-	-	-	609	609	-	-
- trading results from disposed-of operations in Brazil2	-	-	-	-	609	609	-	-

Adjusted	(214)	(358)	(259)	(214)	(268)	(1,313)	(49)	(118)

Operating expenses
Reported1	(13,006)	(8,126)	(1,297)	(4,682)	(3,581)	(28,226)	(10,135)	(4,261)
Currency translation1	736	155	50	31	542	1,476	709	5
Significant items	1,458	15	2	436	1,805	3,716	1,279	10
- costs to achieve	89	7	1	38	30	165	82	4
- costs to establish UK ring-fenced bank	28	-	-	-	-	28	28	-
- regulatory provisions in GPB	154	-	-	-	-	154	-	-
- restructuring and other related costs	68	8	1	34	6	117	50	6
- settlements and provisions in connection with legal matters	915	-	-	364	-	1,279	915	-
- UK customer redress programmes	204	-	-	-	-	204	204	-
- trading results from disposed-of operations in Brazil2	-	-	-	-	1,769	1,769	-	-

Adjusted1	(10,812)	(7,956)	(1,245)	(4,215)	(1,234)	(23,034)	(8,147)	(4,246)

Share of profit/(loss) in associates and joint ventures
Reported	6	1,596	396	3	(1)	2,000	6	22
Currency translation	-	(86)	-	-	-	(86)	-	-
Significant items	-	-	-	-	1	1	-	-
- trading results from disposed-of operations in Brazil2	-	-	-	-	1	1	-	-

Adjusted	6	1,510	396	3	-	1,915	6	22

Profit before tax
Reported	3,801	12,948	1,232	1,169	575	19,725	2,781	8,050
Currency translation	(272)	(191)	(33)	(25)	(167)	(688)	(263)	(12)
Significant items	(47)	(1,471)	(9)	317	(165)	(1,375)	(150)	(1,387)
- revenue	(1,505)	(1,486)	(11)	(119)	(2,580)	(5,701)	(1,429)	(1,397)
- LICs	-	-	-	-	609	609	-	-
- operating expenses	1,458	15	2	436	1,805	3,716	1,279	10
- share in profit of associates	-	-	-	-	1	1	-	-

Adjusted	3,482	11,286	1,190	1,461	243	17,662	2,368	6,651

1	Amounts are non-additive across geographical regions due to inter-company transactions within the Group.

2
Includes foreign currency translation of operations in Brazil, which were sold on 1 July 2016. These are $(321)m in revenue, $78m in LICs and $208m in operating expenses. Trading results do not include 'DVA on derivative contracts', 'costs to achieve' and 'restructuring and other related costs' significant items. These significant items are included in the respective line items above, with a total adjustment of $(54)m.

3
In 3Q16, HSBC Bank plc executed a management services agreement, transferring its governance responsibilities over HSBC Bank A.S. (Turkey) to HSBC Bank Middle East Limited to leverage the strong commercial ties between Turkey and MENA. Comparative data for Europe and MENA have been re-presented accordingly.

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

Reconciliation of reported results to adjusted performance - geographical regions (continued)

	Quarter ended 30 Sep 2016
	Europe	Asia	MENA	NorthAmerica	LatinAmerica	Total	UK	HongKong
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Reported1	3,023	5,999	725	1,580	(965)	9,512	1,919	3,639
Significant items	1,346	43	3	138	1,745	3,275	1,291	11
- DVA on derivative contracts	4	34	-	15	2	55	(8)	(4)
- fair value movements on non-qualifying hedges	(17)	5	-	-	-	(12)	(18)	9
- loss on sale of several tranches of real estate secured accounts in the US	-	-	-	119	-	119	-	-
- own credit spread	1,359	4	3	4	-	1,370	1,317	6
- loss on disposal of operations in Brazil	-	-	-	-	1,743	1,743	-	-

Adjusted1	4,369	6,042	728	1,718	780	12,787	3,210	3,650

LICs
Reported	(44)	(208)	(88)	(88)	(138)	(566)	21	(88)

Adjusted	(44)	(208)	(88)	(88)	(138)	(566)	21	(88)

Operating expenses
Reported1	(4,594)	(2,642)	(419)	(1,424)	(492)	(8,721)	(3,692)	(1,362)
Significant items	1,134	101	47	179	12	1,473	1,022	23
- costs to achieve	628	148	47	179	12	1,014	513	70
- costs to establish UK ring-fenced bank	53	-	-	-	-	53	53	-
- regulatory provisions in GPB	(3)	(47)	-	-	-	(50)	-	(47)
- UK customer redress programmes	456	-	-	-	-	456	456	-

Adjusted1	(3,460)	(2,541)	(372)	(1,245)	(480)	(7,248)	(2,670)	(1,339)

Share of profit/(loss) in associates and joint ventures
Reported	(2)	511	111	(2)	-	618	(2)	7

Adjusted	(2)	511	111	(2)	-	618	(2)	7

Profit/(loss) before tax
Reported	(1,617)	3,660	329	66	(1,595)	843	(1,754)	2,196
Significant items	2,480	144	50	317	1,757	4,748	2,313	34
- revenue	1,346	43	3	138	1,745	3,275	1,291	11
- operating expenses	1,134	101	47	179	12	1,473	1,022	23

Adjusted	863	3,804	379	383	162	5,591	559	2,230

1	Amounts are non-additive across geographical regions due to inter-company transactions within the Group.

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

Reconciliation of reported results to adjusted performance - geographical regions (continued)

	Quarter ended 30 Sep 2015
	Europe3	Asia	MENA3	NorthAmerica	LatinAmerica	Total	UK	HongKong
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Reported1	5,874	5,778	779	1,939	1,609	15,085	4,716	3,278
Currency translation1	(547)	(15)	(22)	1	(83)	(658)	(547)	(3)
Significant items	(925)	(67)	(8)	38	(937)	(1,899)	(890)	(17)
- DVA on derivative contracts	(88)	(69)	-	(15)	(79)	(251)	(68)	(13)
- fair value movements on non-qualifying hedges	173	2	-	133	-	308	152	(2)
- loss on sale of several tranches of real estate secured accounts in the US	-	-	-	17	-	17	-	-
- own credit spread	(1,020)	-	(8)	(97)	-	(1,125)	(984)	(2)
- provisions arising from the ongoing review of compliance with the UK Consumer Credit Act	10	-	-	-	-	10	10	-
- trading results from disposed-of operations in Brazil2	-	-	-	-	(858)	(858)	-	-

Adjusted1	4,402	5,696	749	1,978	589	12,528	3,279	3,258

LICs
Reported	(22)	(119)	(144)	(64)	(289)	(638)	20	(62)
Currency translation	(1)	-	2	-	(4)	(3)	(2)	-
Significant items	-	-	-	-	207	207	-	-
- trading results from disposed-of operations in Brazil2	-	-	-	-	207	207	-	-

Adjusted	(23)	(119)	(142)	(64)	(86)	(434)	18	(62)

Operating expenses
Reported1	(4,275)	(2,669)	(418)	(1,395)	(1,176)	(9,039)	(3,382)	(1,405)
Currency translation1	385	8	9	-	43	437	383	1
Significant items	326	7	1	38	716	1,088	312	4
- costs to achieve	89	7	1	38	30	165	82	4
- costs to establish UK ring-fenced bank	28	-	-	-	-	28	28	-
- regulatory provisions in GPB	7	-	-	-	-	7	-	-
- settlements and provisions in connection with legal matters	135	-	-	-	-	135	135	-
- UK customer redress programmes	67	-	-	-	-	67	67	-
- trading results from disposed-of operations in Brazil2	-	-	-	-	686	686	-	-

Adjusted1	(3,564)	(2,654)	(408)	(1,357)	(417)	(7,514)	(2,687)	(1,400)

Share of profit/(loss) in associates and joint ventures
Reported	4	558	129	(1)	(1)	689	2	6
Currency translation	-	(30)	-	-	1	(29)	2	-

Adjusted	4	528	129	(1)	-	660	4	6

Profit before tax
Reported	1,581	3,548	346	479	143	6,097	1,356	1,817
Currency translation	(163)	(37)	(11)	1	(43)	(253)	(164)	(2)
Significant items	(599)	(60)	(7)	76	(14)	(604)	(578)	(13)
- revenue	(925)	(67)	(8)	38	(937)	(1,899)	(890)	(17)
- LICs	-	-	-	-	207	207	-	-
- operating expenses	326	7	1	38	716	1,088	312	4

Adjusted	819	3,451	328	556	86	5,240	614	1,802

1	Amounts are non-additive across geographical regions due to inter-company transactions within the Group.

2
Includes foreign currency translation of operations in Brazil, which were sold on 1 July 2016. These are $78m in revenue, $(17)m in LICs and $(58)m in operating expenses. Trading results do not include 'DVA on derivative contracts', 'costs to achieve' and 'restructuring and other related costs' significant items. These significant items are included in the respective line items above, with a total adjustment of $(46)m.

3
In 3Q16, HSBC Bank plc executed a management services agreement, transferring its governance responsibilities over HSBC Bank A.S. (Turkey) to HSBC Bank Middle East Limited to leverage the strong commercial ties between Turkey and MENA. Comparative data for Europe and MENA have been re-presented accordingly.

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

Reconciliation of reported results to adjusted performance - global businesses

	Nine months ended 30 Sep 2016
	RBWM	CMB	GB&M	GPB	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue
Reported1	15,306	10,320	12,927	1,435	3,524	38,982
Significant items1	(345)	23	135	(9)	350	171
- DVA on derivative contracts	-	-	(96)	-	-	(96)
- fair value movements on non-qualifying hedges	176	-	32	-	177	385
- loss on sale of several tranches of real estate secured accounts in the US	51	-	-	-	-	51
- gain on disposal of our membership interest in Visa Europe	(354)	(230)	-	-	-	(584)
- own credit spread	-	-	-	-	144	144
- provisions/(releases) arising from the ongoing review of compliance with the UK Consumer Credit Act	-	-	-	(2)	-	(2)
- loss and trading results from disposed-of operations in Brazil1,2	(218)	253	199	(7)	29	273

Adjusted1	14,961	10,343	13,062	1,426	3,874	39,153

LICs
Reported	(1,483)	(1,077)	(385)	10	3	(2,932)
Significant items	461	273	14	-	-	748
- trading results from disposed-of operations in Brazil2	461	273	14	-	-	748

Adjusted	(1,022)	(804)	(371)	10	3	(2,184)

Operating expenses
Reported1	(11,463)	(4,558)	(6,976)	(1,858)	(7,024)	(27,349)
Significant items1	2,144	227	390	766	1,694	5,204
- costs to achieve	313	48	142	6	1,523	2,032
- costs to establish UK ring-fenced bank	1	1	-	-	145	147
- impairment of GPB - Europe goodwill	-	-	-	800	-	800
- regulatory provisions in GPB	-	-	-	(48)	2	(46)
- settlements and provisions in connection with legal matters	587	-	136	-	-	723
- UK customer redress programmes	438	23	28	-	-	489
- trading results from disposed-of operations in Brazil1,2	805	155	84	8	24	1,059

Adjusted1	(9,319)	(4,331)	(6,586)	(1,092)	(5,330)	(22,145)

Share of profit in associates and joint ventures
Reported	288	1,154	401	7	6	1,856
Significant items	-	1	-	-	-	1
- trading results from disposed-of operations in Brazil2	-	1	-	-	-	1

Adjusted	288	1,155	401	7	6	1,857

Profit before tax
Reported	2,648	5,839	5,967	(406)	(3,491)	10,557
Significant items	2,260	524	539	757	2,044	6,124
- revenue1	(345)	23	135	(9)	350	171
- LICs	461	273	14	-	-	748
- operating expenses1	2,144	227	390	766	1,694	5,204
- share in profit of associates	-	1	-	-	-	1

Adjusted	4,908	6,363	6,506	351	(1,447)	16,681

1	Amounts are non-additive across global businesses due to inter-company transactions within the Group.

2
Includes loss on disposal and trading results of operations in Brazil, which were sold on 1 July 2016. The amount of the loss on disposal is $1,743m. Trading results do not include 'DVA on derivative contracts', 'costs to achieve' and 'restructuring and other related costs' significant items. These significant items are included in the respective line items above, with a total adjustment of nil in RBWM, nil in CMB, $36m in GB&M, nil in GPB and nil in Other.

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

Reconciliation of reported results to adjusted performance - global businesses (continued)

	Nine months ended 30 Sep 2015
	RBWM	CMB	GB&M	GPB	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue
Reported1	17,912	11,236	14,786	1,685	7,227	48,028
Currency translation1	(987)	(577)	(628)	(41)	(100)	(2,233)
Significant items1	(1,400)	(495)	(764)	(45)	(3,024)	(5,701)
- DVA on derivative contracts	-	-	(416)	-	-	(416)
- fair value movements on non-qualifying hedges	130	-	18	(1)	206	353
- gain on the partial sale of shareholding in Industrial Bank	-	-	-	-	(1,372)	(1,372)
- own credit spread	-	-	-	-	(1,775)	(1,775)
- provisions/(releases) arising from the ongoing review of compliance with the UK Consumer Credit Act	22	-	-	(24)	-	(2)
- trading results from disposed-of operations in Brazil1,2	(1,552)	(495)	(366)	(20)	(83)	(2,489)

Adjusted1	15,525	10,164	13,394	1,599	4,103	40,094

LICs
Reported	(1,396)	(757)	90	(9)	(5)	(2,077)
Currency translation	114	45	(6)	1	1	155
Significant items	482	156	(29)	-	-	609
- trading results from disposed-of operations in Brazil2	482	156	(29)	-	-	609

Adjusted	(800)	(556)	55	(8)	(4)	(1,313)

Operating expenses
Reported1	(12,308)	(4,997)	(8,385)	(1,427)	(5,927)	(28,226)
Currency translation1	739	252	412	33	140	1,476
Significant items1	1,864	360	1,121	190	208	3,716
- costs to achieve	56	13	20	1	75	165
- costs to establish UK ring-fenced bank	-	-	-	-	28	28
- regulatory provisions in GPB	-	-	-	154	-	154
- restructuring and other related costs	32	5	22	18	40	117
- settlements and provisions in connection with legal matters	350	-	929	-	-	1,279
- UK customer redress programmes	163	41	-	-	-	204
- trading results from disposed-of operations in Brazil1,2	1,263	301	150	17	65	1,769

Adjusted1	(9,705)	(4,385)	(6,852)	(1,204)	(5,579)	(23,034)

Share of profit in associates and joint ventures
Reported	314	1,267	404	12	3	2,000
Currency translation	(12)	(63)	(13)	3	(1)	(86)
Significant items	-	1	-	-	-	1
- trading results from disposed-of operations in Brazil2	-	1	-	-	-	1

Adjusted	302	1,205	391	15	2	1,915

Profit before tax
Reported	4,522	6,749	6,895	261	1,298	19,725
Currency translation	(146)	(343)	(235)	(4)	40	(688)
Significant items	946	22	328	145	(2,816)	(1,375)
- revenue1	(1,400)	(495)	(764)	(45)	(3,024)	(5,701)
- LICs	482	156	(29)	-	-	609
- operating expenses1	1,864	360	1,121	190	208	3,716
- share in profit of associates	-	1	-	-	-	1

Adjusted	5,322	6,428	6,988	402	(1,478)	17,662

1	Amounts are non-additive across global businesses due to inter-company transactions within the Group.

2
Includes foreign currency translation of operations in Brazil, which were sold on 1 July 2016. Foreign currency translation amounts included in revenue are $(204)m in RBWM, $(65)m in CMB, $(47)m in GB&M, $(2)m in GPB and $(8)m in Other. Foreign currency amounts included in LICs are $52m in RBWM, $24m in CMB, $2m in GB&M, nil in GPB and nil in Other. Foreign currency amounts included in operating expenses are $154m in RBWM, $32m in CMB, $19m in GB&M, $2m in GPB and $5m in Other. Trading results do not include 'DVA on derivative contracts', 'costs to achieve' and 'restructuring and other related costs' significant items. These significant items are included in the respective line items above, with a total adjustment of $28m in RBWM, $3m in CMB, $(86)m in GB&M, nil in GPB and $1m in Other.

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

Reconciliation of reported results to adjusted performance - global businesses (continued)

	Quarter ended 30 Sep 2016
	RBWM	CMB	GB&M	GPB	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue
Reported1	4,189	2,811	4,014	462	(504)	9,512
Significant items	923	541	491	5	1,315	3,275
- DVA on derivative contracts	-	-	55	-	-	55
- fair value movements on non-qualifying hedges	34	-	12	-	(58)	(12)
- loss on sale of several tranches of real estate secured accounts in the US	119	-	-	-	-	119
- own credit spread	-	-	-	-	1,370	1,370
- loss on disposal of operations in Brazil	770	541	424	5	3	1,743

Adjusted1	5,112	3,352	4,505	467	811	12,787

LICs
Reported	(363)	(244)	40	(1)	2	(566)

Adjusted	(363)	(244)	40	(1)	2	(566)

Operating expenses
Reported1	(3,655)	(1,415)	(2,227)	(313)	(2,571)	(8,721)
Significant items	610	20	61	(47)	829	1,473
- costs to achieve	171	11	51	1	780	1,014
- costs to establish UK ring-fenced bank	1	1	-	-	51	53
- regulatory provisions in GPB	-	-	-	(48)	(2)	(50)
- UK customer redress programmes	438	8	10	-	-	456

Adjusted1	(3,045)	(1,395)	(2,166)	(360)	(1,742)	(7,248)

Share of profit in associates and joint ventures
Reported	95	383	134	3	3	618

Adjusted	95	383	134	3	3	618

Profit before tax
Reported	266	1,535	1,961	151	(3,070)	843
Significant items	1,533	561	552	(42)	2,144	4,748
- revenue	923	541	491	5	1,315	3,275
- operating expenses	610	20	61	(47)	829	1,473

Adjusted	1,799	2,096	2,513	109	(926)	5,591

1	Amounts are non-additive across global businesses due to inter-company transactions within the Group.

	Quarter ended 30 Jun 2016
	RBWM	CMB	GB&M	GPB	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue
Reported1	5,957	3,886	4,447	486	1,370	14,494
Currency translation	(107)	(97)	(82)	(4)	(14)	(289)
Significant items1	(994)	(388)	(86)	(8)	100	(1,367)
- DVA on derivative contracts	-	-	7	-	-	7
- fair value movements on non-qualifying hedges	(6)	-	12	-	158	164
- gain on sale of several tranches of real estate secured accounts in the US	(68)	-	-	-	-	(68)
- gain on disposal of our membership interest in Visa Europe	(354)	(230)	-	-	-	(584)
- own credit spread	-	-	-	-	(75)	(75)
- releases arising from the ongoing review of compliance with the UK Consumer Credit Act	-	-	-	(2)	-	(2)
- trading results from disposed-of operations in Brazil1,2	(566)	(158)	(105)	(6)	17	(809)

Adjusted1	4,856	3,401	4,279	474	1,456	12,838

1	Amounts are non-additive across global businesses due to inter-company transactions within the Group.

2
Includes foreign currency translation of operations in Brazil, which were sold on 1 July 2016. Foreign currency translation amounts included in revenue are $42m in RBWM, $12m in CMB, $9m in GB&M, nil in GPB and $(1)m in Other. Trading results do not include the 'DVA on derivative contracts', significant item. This significant item is included in the respective line item above, with a total adjustment of nil in RBWM, nil in CMB,

      $(9)m in GB&M, nil in GPB and nil in Other.

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

Reconciliation of reported results to adjusted performance - global businesses (continued)

	Quarter ended 30 Sep 2015
	RBWM	CMB	GB&M	GPB	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue
Reported1	5,470	3,702	4,525	508	2,540	15,085
Currency translation1	(261)	(183)	(179)	(10)	(48)	(658)
Significant items1	(368)	(178)	(366)	(9)	(986)	(1,899)
- DVA on derivative contracts	-	-	(251)	-	-	(251)
- fair value movements on non-qualifying hedges	148	-	(4)	(1)	165	308
- loss on sale of several tranches of real estate secured accounts in the US	17	-	-	-	-	17
- own credit spread	-	-	-	-	(1,125)	(1,125)
- provisions arising from the ongoing review of compliance with the UK Consumer Credit Act	10	-	-	-	-	10
- trading results from disposed-of operations in Brazil1,2	(543)	(178)	(111)	(8)	(26)	(858)

Adjusted1	4,841	3,341	3,980	489	1,506	12,528

LICs
Reported	(462)	(246)	79	(4)	(5)	(638)
Currency translation	(4)	3	(5)	1	2	(3)
Significant items	198	37	(28)	-	-	207
- trading results from disposed-of operations in Brazil2	198	37	(28)	-	-	207

Adjusted	(268)	(206)	46	(3)	(3)	(434)

Operating expenses
Reported1	(3,954)	(1,676)	(2,595)	(426)	(2,048)	(9,039)
Currency translation1	182	64	163	7	44	437
Significant items1	609	133	205	15	134	1,088
- costs to achieve	56	13	20	1	75	165
- costs to establish UK ring-fenced bank	-	-	-	-	28	28
- regulatory provisions in GPB	-	-	-	7	-	7
- settlements and provisions in connection with legal matters	-	-	135	-	-	135
- UK customer redress programmes	73	(6)	-	-	-	67
- trading results from disposed-of operations in Brazil1,2	480	126	50	7	31	686

Adjusted1	(3,163)	(1,479)	(2,227)	(404)	(1,870)	(7,514)

Share of profit in associates and joint ventures
Reported	106	446	132	3	2	689
Currency translation	(6)	(22)	(5)	1	3	(29)

Adjusted	100	424	127	4	5	660

Profit before tax
Reported	1,160	2,226	2,141	81	489	6,097
Currency translation	(89)	(138)	(26)	(1)	1	(253)
Significant items	439	(8)	(189)	6	(852)	(604)
- revenue1	(368)	(178)	(366)	(9)	(986)	(1,899)
- LICs	198	37	(28)	-	-	207
- operating expenses1	609	133	205	15	134	1,088

Adjusted	1,510	2,080	1,926	86	(362)	5,240

1	Amounts are non-additive across global businesses due to inter-company transactions within the Group.

2
Includes foreign currency translation of operations in Brazil, which were sold on 1 July 2016. Foreign currency translation amounts included in revenue are $45m in RBWM, $15m in CMB, $16m in GB&M, $1m in GPB and $2m in Other. Foreign currency amounts included in LICs are $(17)m in RBWM, $(3)m in CMB, $2m in GB&M, nil in GPB and nil in Other. Foreign currency amounts included in operating expenses are $(40)m in RBWM, $(11)m in CMB, $(4)m in GB&M, $(1)m in GPB and $(3)m in Other. Trading results do not include 'DVA on derivative contracts', 'costs to achieve' and 'restructuring and other related costs' significant items. These significant items are included in the respective line items above, with a total adjustment of $26m in RBWM, $3m in CMB, $(75)m in GB&M, nil in GPB and nil in Other.

HSBC HOLDINGS PLC

Earnings Release - 3Q16 (continued)

Gross loans and advances by industry sector and by geographical region

	Europe1	Asia	MENA1	North America	Latin America	Total	As a %of total gross loans
	$m	$m	$m	$m	$m	$m
At 30 Sep 2016
Personal	154,245	134,956	8,869	51,759	5,972	355,801	36.1
First lien residential mortgages	113,163	97,631	2,786	44,364	1,964	259,908	26.4
Other personal	41,082	37,325	6,083	7,395	4,008	95,893	9.7

Wholesale
Corporate and commercial	175,410	201,900	23,566	61,273	11,153	473,302	48.0
- manufacturing	32,803	32,858	3,713	16,000	2,634	88,008	8.9
- international trade and services	61,597	67,116	9,591	10,921	2,665	151,890	15.4
- commercial real estate	22,886	32,349	729	7,927	1,510	65,401	6.6
- other property-related	7,848	34,662	1,745	9,453	423	54,131	5.5
- government	3,016	2,205	1,567	385	575	7,748	0.8
- other commercial	47,260	32,710	6,221	16,587	3,346	106,124	10.8
Financial	47,966	79,319	12,164	12,775	3,986	156,210	15.9
- non-bank financial institutions	32,348	16,938	2,648	8,033	664	60,631	6.2
- banks	15,618	62,381	9,516	4,742	3,322	95,579	9.7
Total wholesale	223,376	281,219	35,730	74,048	15,139	629,512	63.9

Total gross loans and advances at 30 Sep 2016	377,621	416,175	44,599	125,807	21,111	985,313	100.0
Percentage of total gross loans and advances	38.3%	42.3%	4.5%	12.8%	2.1%	100.0%

At 30 Jun 2016
Personal	156,716	134,416	9,168	53,433	5,981	359,714	36.4
First lien residential mortgages	115,222	96,304	2,787	45,687	1,976	261,976	26.5
Other personal	41,494	38,112	6,381	7,746	4,005	97,738	9.9

Wholesale
Corporate and commercial	175,567	203,162	25,510	63,347	11,373	478,959	48.4
- manufacturing	34,100	32,902	4,090	16,919	2,659	90,670	9.2
- international trade and services	58,004	68,347	10,681	11,549	2,637	151,218	15.3
- commercial real estate	23,133	31,505	741	8,077	1,266	64,722	6.5
- other property-related	7,471	34,987	1,820	9,448	441	54,167	5.5
- government	2,953	2,105	1,730	350	623	7,761	0.8
- other commercial	49,906	33,316	6,448	17,004	3,747	110,421	11.1
Financial	45,235	75,969	11,424	13,658	3,749	150,035	15.2
- non-bank financial institutions	30,234	16,466	2,760	7,615	761	57,836	5.9
- banks	15,001	59,503	8,664	6,043	2,988	92,199	9.3
Total wholesale	220,802	279,131	36,934	77,005	15,122	628,994	63.6

Total gross loans and advances at 30 Jun 2016	377,518	413,547	46,102	130,438	21,103	988,708	100.0
Percentage of total gross loans and advances	38.2%	41.8%	4.7%	13.2%	2.1%	100.0%

At 31 Dec 2015
Personal	167,666	132,707	9,565	58,186	5,958	374,082	36.5
First lien residential mortgages	125,098	94,606	2,704	50,117	1,986	274,511	26.8
Other personal	42,568	38,101	6,861	8,069	3,972	99,571	9.7

Wholesale
Corporate and commercial	187,508	211,224	26,525	62,882	11,374	499,513	48.8
- manufacturing	36,623	34,272	4,884	17,507	2,572	95,858	9.4
- international trade and services	61,598	72,199	10,621	11,505	3,096	159,019	15.5
- commercial real estate	26,148	32,371	798	7,032	1,577	67,926	6.7
- other property-related	7,129	35,206	2,102	8,982	45	53,464	5.2
- government	3,653	1,132	1,695	203	772	7,455	0.7
- other commercial	52,357	36,044	6,425	17,653	3,312	115,791	11.3
Financial	50,446	68,321	11,762	16,308	3,996	150,833	14.7
- non-bank financial institutions	33,345	13,969	2,597	9,822	681	60,414	5.9
- banks	17,101	54,352	9,165	6,486	3,315	90,419	8.8
Total wholesale	237,954	279,545	38,287	79,190	15,370	650,346	63.5

Total gross loans and advances at 31 Dec 2015	405,620	412,252	47,852	137,376	21,328	1,024,428	100.0
Percentage of total gross loans and advances	39.6%	40.3%	4.6%	13.4%	2.1%	100.0%

1
In 3Q16, HSBC Bank plc executed a management services agreement, transferring its governance responsibilities over HSBC Bank A.S. (Turkey) to HSBC Bank Middle East Limited to leverage the strong commercial ties between Turkey and MENA. Comparative data for Europe and MENA have been re-presented accordingly.

HSBC HOLDINGS PLC

Click on, or paste the following link into your web browser, to view the associated PDF document.
http://www.rns-pdf.londonstockexchange.com/rns/4372O_-2016-11-6.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 7 November 2016